PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated September 12, 2025)
Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289946

GoPro, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated September 12, 2025 (as supplemented, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-289946). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement updates, amends and supplements the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this Prospectus Supplement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 7 of the Prospectus and in Item 1A of the Quarterly Report, and under similar headings in any further amendments or supplements to the Prospectus, to read about factors you should consider before investing in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q
☑    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended September 30, 2025
OR
☐        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________

Commission file number: 001-36514
GOPRO, INC.
(Exact name of registrant as specified in its charter)

Delaware		77-0629474
(State or other jurisdiction of incorporation or organization)		(I.R.S. Employer Identification No.)
3025 Clearview Way
San Mateo,	California	94402
(Address of principal executive offices)		(Zip Code)

(650)	332-7600
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	GPRO	NASDAQ Global Select Market
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☑    No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
		Smaller reporting company	☐
Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
As of October 31, 2025, 133,469,729 and 26,258,546 shares of Class A and Class B common stock were outstanding, respectively.

GoPro, Inc.

Special Note About Forward-Looking Statements

This Quarterly Report on Form 10-Q of GoPro, Inc. (GoPro or we or the Company) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, product and marketing plans, or future results of operations or financial position, made in this Quarterly Report on Form 10-Q are forward-looking. To identify forward-looking statements, we use words such as “expect,” “anticipate,” “believe,” “may,” “will,” “estimate,” “intend,” “target,” “goal,” “plan,” “likely,” “potentially,” or variations of such words and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified and detailed in Risk Factors in Part II, Item 1A. of this Quarterly Report on Form 10-Q for the quarter ended September 30, 2025. Forward-looking statements include, but are not limited to, statements regarding our plans to improve product offerings; projections of results of operations, research and development plans, marketing plans, plans to invest in and expand our global retail and distribution footprint, and revenue growth drivers; plans to manage our operating expenses effectively; plans to drive profitability, including our restructuring plans and the improved efficiencies in our operations that such plans may create; our ability to achieve profitability if there are delays in our product launches; the impact of negative macroeconomic factors including fluctuating interest rates and inflation, market volatility, economic recession concerns, and the potential occurrence or continuation of a temporary U.S. federal government shutdown; the ability for us to grow camera sales to drive meaningful volume and subscription growth; the ability for us to maintain camera sales sufficient to drive meaningful volume, revenue, and subscriber base; our ability to acquire and retain subscribers; the impact of competition on our market share, revenue, and profitability; the effects of global conflicts and geopolitical issues such as the conflicts in the Middle East, Ukraine or China-Taiwan relations on our business; the impact of recent tariff announcements on our business including margin, revenue, and profitability; plans to settle the note conversion in cash; expectations regarding the volatility of the Company’s tax provision and resulting effective tax rate and projections of results of operations; the outcome of pending or future litigation and legal proceedings; the threat of a security breach or other disruption including cyber-attacks; and any discussion of the trends and other factors that drive our business and future results, as discussed in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and other sections of this Quarterly Report on Form 10-Q, including but not limited to Item 1A. Risk Factors. Readers are strongly encouraged to consider the foregoing when evaluating any forward-looking statements concerning the Company. The Company does not undertake any obligation to update any forward-looking statements in this Quarterly Report on Form 10-Q to reflect future events or developments.

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
GoPro, Inc.
Condensed Consolidated Balance Sheets
(unaudited)

(in thousands, except par values)	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$58,431	$102,811
Restricted cash	94,340	—
Accounts receivable, net	87,388	85,944
Inventory	84,064	120,716
Prepaid expenses and other current assets	34,547	29,774
Total current assets	358,770	339,245
Property and equipment, net	7,118	8,696
Operating lease right-of-use assets	12,448	14,403
Goodwill	133,751	152,351
Other long-term assets	26,521	28,983
Total assets	$538,608	$543,678

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$77,836	$85,936
Accrued expenses and other current liabilities	98,902	110,769
Short-term operating lease liabilities	11,884	10,936
Deferred revenue	52,006	55,418
Short-term debt	138,463	93,208
Total current liabilities	379,091	356,267
Long-term taxes payable	16,057	11,621
Long-term debt	43,916	—
Long-term operating lease liabilities	10,661	18,067
Other long-term liabilities	8,389	6,034
Total liabilities	458,114	391,989

Commitments, contingencies and guarantees (Note 10)

Stockholders’ equity:
Preferred stock, $0.0001 par value, 5,000 shares authorized; none issued	—	—
Common stock and additional paid-in capital, $0.0001 par value, 500,000 Class A shares authorized, 133,470 and 129,196 shares issued and outstanding, respectively; 150,000 Class B shares authorized, 26,259 and 26,259 shares issued and outstanding, respectively	1,039,715	1,026,527
Treasury stock, at cost, 26,608 and 26,608 shares, respectively	(193,231)	(193,231)
Accumulated deficit	(765,990)	(681,607)
Total stockholders’ equity	80,494	151,689
Total liabilities and stockholders’ equity	$538,608	$543,678
The accompanying notes are an integral part of these condensed consolidated financial statements.

GoPro, Inc.
Condensed Consolidated Statements of Operations
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share data)	2025	2024	2025	2024
Revenue	$162,918	$258,898	$449,869	$600,591
Cost of revenue	105,751	167,052	294,890	398,997
Gross profit	57,167	91,846	154,979	201,594
Operating expenses:
Research and development	34,603	44,328	94,663	135,872
Sales and marketing	24,956	40,686	73,489	117,185
General and administrative	13,493	14,843	43,327	44,470
Goodwill impairment	—	—	18,600	—
Total operating expenses	73,052	99,857	230,079	297,527
Operating loss	(15,885)	(8,011)	(75,100)	(95,933)
Other income (expense):
Interest expense	(2,715)	(808)	(4,948)	(2,272)
Other income (expense), net	(1,881)	2,691	(603)	4,710
Total other income (expense), net	(4,596)	1,883	(5,551)	2,438
Loss before income taxes	(20,481)	(6,128)	(80,651)	(93,495)
Income tax expense	771	2,083	3,732	301,625
Net loss	$(21,252)	$(8,211)	$(84,383)	$(395,120)

Basic and diluted net loss per share	$(0.13)	$(0.05)	$(0.53)	$(2.59)

Shares used to compute basic and diluted net loss per share	158,933	153,741	157,747	152,449
The accompanying notes are an integral part of these condensed consolidated financial statements.

GoPro, Inc.
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Nine months ended September 30,
(in thousands)	2025	2024
Operating activities:
Net loss	$(84,383)	$(395,120)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,216	4,711
Non-cash operating lease cost	1,955	(285)
Stock-based compensation	15,149	23,933
Goodwill impairment	18,600	—
Deferred income taxes, net	(152)	296,759
Impairment of right-of-use assets	—	3,276
Other	882	(627)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,188)	(41,746)
Inventory	36,652	(48,993)
Prepaid expenses and other assets	(2,100)	(4,650)
Accounts payable and other liabilities	(22,265)	64,807
Deferred revenue	(4,638)	(2,107)
Net cash used in operating activities	(36,272)	(100,042)

Investing activities:
Purchases of property and equipment, net	(2,717)	(3,623)
Maturities of marketable securities	—	24,000
Acquisition, net of cash acquired	—	(12,308)
Net cash provided by (used in) investing activities	(2,717)	8,069

Financing activities:
Proceeds from issuance of common stock	706	2,150
Taxes paid related to net share settlement of equity awards	(1,162)	(2,847)
Proceeds from borrowings	113,174	—
Repayment of debt	(22,601)	—
Payment of debt issuance costs	(2,282)	—
Net cash provided by (used in) financing activities	87,835	(697)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,114	157
Net change in cash, cash equivalents, and restricted cash	49,960	(92,513)
Cash, cash equivalents, and restricted cash at beginning of period	102,811	222,708
Cash, cash equivalents, and restricted cash at end of period	$152,771	$130,195

Non-cash investing and financing activities:
Receipt of equity from asset sale	$—	$999
The accompanying notes are an integral part of these condensed consolidated financial statements.

GoPro, Inc.
Condensed Consolidated Statements of Stockholders’ Equity
(unaudited)

	Common stock and additional paid-in capital		Treasury stock	Accumulated deficit	Stockholders’ equity
(in thousands)	Shares	Amount	Amount
Balances at December 31, 2023	149,897	$998,373	$(193,231)	$(249,296)	$555,846
Common stock issued under employee benefit plans, net of shares withheld for tax	2,403	1,361	—	—	1,361
Taxes paid related to net share settlements	—	(1,977)	—	—	(1,977)
Stock-based compensation expense	—	8,770	—	—	8,770
Net loss	—	—	—	(339,088)	(339,088)
Balances at March 31, 2024	152,300	1,006,527	(193,231)	(588,384)	224,912
Common stock issued under employee benefit plans, net of shares withheld for tax	430	—	—	—	—
Taxes paid related to net share settlements	—	(203)	—	—	(203)
Stock-based compensation expense	—	7,791	—	—	7,791
Net loss	—	—	—	(47,821)	(47,821)
Balances at June 30, 2024	152,730	1,014,115	(193,231)	(636,205)	184,679
Common stock issued under employee benefit plans, net of shares withheld for tax	2,031	770	—	—	770
Taxes paid related to net share settlements	—	(667)	—	—	(667)
Stock-based compensation expense	—	7,372	—	—	7,372
Net loss	—	—	—	(8,211)	(8,211)
Balances at September 30, 2024	154,761	$1,021,590	$(193,231)	$(644,416)	$183,943

Balances at December 31, 2024	155,455	$1,026,527	$(193,231)	$(681,607)	$151,689
Common stock issued under employee benefit plans, net of shares withheld for tax	2,095	360	—	—	360
Taxes paid related to net share settlements	—	(503)	—	—	(503)
Stock-based compensation expense	—	5,143	—	—	5,143
Net loss	—	—	—	(46,709)	(46,709)
Balances at March 31, 2025	157,550	1,031,527	(193,231)	(728,316)	109,980
Common stock issued under employee benefit plans, net of shares withheld for tax	633	—	—	—	—
Taxes paid related to net share settlements	—	(121)	—	—	(121)
Stock-based compensation expense	—	4,478	—	—	4,478
Net loss	—	—	—	(16,422)	(16,422)
Balances at June 30, 2025	158,183	1,035,884	(193,231)	(744,738)	97,915
Common stock issued under employee benefit plans, net of shares withheld for tax	1,546	332	—	—	332
Taxes paid related to net share settlements	—	(538)	—	—	(538)
Stock-based compensation expense (Note 7)	—	4,037	—	—	4,037
Net loss	—	—	—	(21,252)	(21,252)
Balances at September 30, 2025	159,729	$1,039,715	$(193,231)	$(765,990)	$80,494
The accompanying notes are an integral part of these condensed consolidated financial statements.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements

1. Summary of business and significant accounting policies
GoPro, Inc. and its subsidiaries (GoPro or the Company) make it easy for the world to capture and share itself in immersive and exciting ways, helping people get the most out of their photos and videos. The Company is committed to developing solutions that create an easy, seamless experience for consumers to capture, create, manage and share engaging personal content. To date, the Company’s cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of its revenue. The Company sells its products globally on its website, and through retailers and wholesale distributors. The Company’s global corporate headquarters are located in San Mateo, California.
Basis of presentation. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) for financial information set forth in the Accounting Standards Codification (ASC), as published by the Financial Accounting Standards Board (FASB), and with the applicable rules and regulations of the Securities and Exchange Commission (SEC). The Company’s fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, and September 30.
The condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, that management believes are necessary for the fair statement of the Company's financial statements, but are not necessarily indicative of the results expected in future periods. The condensed consolidated balance sheet as of December 31, 2024 has been derived from the audited financial statements at that date, but does not include all the disclosures required by GAAP. This Quarterly Report on Form 10-Q should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2024 (2024 Annual Report). There have been no material changes in the Company’s critical accounting policies and estimates from those disclosed in its 2024 Annual Report, except for estimates used in the Company’s goodwill impairment analysis.
Principles of consolidation. These condensed consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of estimates. The preparation of condensed consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s condensed consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include those related to revenue recognition and the allocation of the transaction price (including sales incentives, sales returns and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), fair value of convertible senior notes, and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be affected.
Liquidity. The accompanying condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. In the nine months ended September 30, 2025, the Company’s performance continued to be impacted by consumer related-macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of the Company’s next generation 360-camera, MAX2, which was introduced in September 2025. During the nine months ended September 30, 2025 and 2024, revenue was $449.9 million and $600.6 million, respectively, representing a 25.1% decline year-over-year. As a result, the Company incurred operating losses of $75.1 million and operating cash outflows of $36.3 million during the nine months ended September 30, 2025. As of September 30, 2025 and December 31, 2024, the Company had cash and cash equivalents of $152.8 million and $102.8 million, respectively, and an accumulated deficit of $766.0 million and $681.6 million, respectively. As of September 30, 2025, the Company also had restricted cash of $94.3 million, which will be used to pay the 2025 Notes and

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
related interest upon maturity in November 2025. The Company had fully drawn on its 2021 Credit Agreement as of September 30, 2025.
The Company has considered and assessed its ability to continue as a going concern for at least 12 months from the issuance of these condensed consolidated financial statements. The Company’s assessment included the preparation of a cash flow forecast taking into account the restructuring actions already implemented in 2024 and the 2025 Credit Agreement, as discussed in Note 5 Financing arrangements, which provided $50.0 million in August 2025. The Company considered additional actions within its control that it would implement, if necessary, to maintain liquidity and operations in the ordinary course of business, including payment of the 2025 Notes upon maturity. The 2025 operational plan is structured to: (i) realize the savings in wages and benefits from the headcount reductions as part of the 2024 restructuring plans; (ii) lower research and development costs from the completion of a next generation system-on-chip and rationalized product roadmap, and the reduction of sales and marketing expenses to a reduced level consistent with the business size; and (iii) effectively manage working capital, specifically, the Company’s intention to manage inventory levels to better align with its current run rates and seasonality of the business and the Company’s intention to continue to effectively manage the collection of accounts receivables.
The Company estimates such actions will be sufficient to allow it to maintain liquidity and operations in the ordinary course, including payment of the 2025 Notes upon maturity on November 15, 2025, for at least 12 months from the issuance of these condensed consolidated financial statements. While the Company estimates such actions will be sufficient to allow it to maintain liquidity and operations in the ordinary course for at least 12 months from the issuance of these condensed consolidated financial statements, there can be no assurance the Company will generate sufficient future cash from operations. Factors that can impact the Company’s future cash generation include, but are not limited to, further inflation impacting consumer demand and cost of components, rising interest rates, tariffs, ongoing recessionary conditions and continued competition. If the Company is not successful in maintaining demand for its products, or if macroeconomic conditions further constrain consumer demand, the Company may continue to experience adverse impacts to revenue and profitability. Additional actions within the Company’s control to maintain liquidity and operations include further reducing discretionary spending in all areas of the business and further headcount restructuring actions. In addition, the Company may need additional financing to execute on its current or future business strategy, and additional financing may not be available or on terms favorable to the Company.
Comprehensive income (loss). For all periods presented, comprehensive income (loss) approximated net income (loss). Therefore, the condensed consolidated statements of comprehensive income (loss) have been omitted.
Restricted cash. As of September 30, 2025 and December 31, 2024, the Company had restricted cash of $94.3 million and zero, respectively, which was pursuant to the requirements in the 2021 Credit Facility and requires the Company to hold cash in a specified deposit account in an amount equal to or greater than the amount required to repay the 2025 Notes due November 2025, 91 days prior to maturity.
Impairment of goodwill. The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year, or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of its single reporting unit is less than its carrying value. If the Company determines that it is more likely than not that the fair value of its single reporting unit is less than the carrying value, the Company measures the amount of impairment as the amount the carrying value of its single reporting unit exceeds the fair value, up to the carrying value of goodwill, by using a discounted cash flow method and market approach method.
In the first quarter of 2025, the Company’s market capitalization declined 38% from December 31, 2024, in part due to tariffs and geopolitical events, resulting in the Company’s market capitalization no longer exceeding the carrying value of its single reporting unit as of March 31, 2025. As a result, the Company performed a quantitative goodwill impairment analysis and estimated the fair value of its single reporting unit utilizing the income approach using a discounted future cash flow model and a market approach. The analysis required estimates which consist of significant judgment related to the estimation of future cash flow and discount rates. The analysis was dependent on internal forecasts and profitability measures as well as certain unobservable Level 3 inputs such as

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
the estimation of long-term revenue growth rates, terminal growth rates, and determination of the discount rate. As a result of the quantitative impairment test, the Company concluded that the carrying value of its single reporting unit exceeded its fair value, resulting in the recognition of an $18.6 million goodwill impairment charge in the first quarter of 2025. There was no goodwill impairment charge recorded in 2024.
In the third quarter of 2025, the Company’s market capitalization increased 183% from June 30, 2025, and as such, the Company does not believe that it is more likely than not that the fair value of its single reporting unit is less than the carrying value as of September 30, 2025. Using the market capitalization approach, the fair value of its single reporting unit is estimated based on the trading price of its stock at the test date, which is further adjusted by an acquisition control premium representing the synergies a market participant would obtain when obtaining control of the business. As of September 30, 2025, the market capitalization exceeded the carrying value of the Company’s single reporting unit by 76%, which was not adjusted for an acquisition control premium, which would further increase the percentage the fair value exceeded the carrying value. The Company has not identified other impairment triggering events.
The estimated fair value of the Company’s single reporting unit is affected by the volatility in the Company’s stock price. For example, a 5% decrease in the Company’s September 30, 2025 stock price would result in its market capitalization exceeding the carrying value of its single reporting unit by 75%, which is not adjusted for an acquisition control premium. If the Company's market capitalization declines or future performance falls below the Company’s current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future material non-cash goodwill impairment charge, which could have a material adverse effect on the Company’s business, financial condition, and results of operations in the reporting period in which a charge would be necessary. The Company will continue to monitor developments, including updates to the Company’s forecasts and market capitalization. An update of the Company’s assessment and related estimates may be required in the future.
Revenue recognition. The Company derives substantially all of its revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.
The Company’s camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale; (ii) a subscription and service; (iii) the implied right for the customer to receive post contract support after the initial sale (PCS); and (iv) the implicit right to the Company’s downloadable free apps and software solutions. The Company’s PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support.
The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. For the sale of hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the hardware product is shipped and collection is considered probable. For customers who purchase hardware products directly from GoPro.com, the Company retains a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. For PCS, revenue is recognized ratably over 24 months, which represents the estimated period PCS is expected to be provided based on historical experience.
The Company’s subscription and service revenue is recognized primarily from its Premium+, Premium, and Quik subscription offerings and is recognized ratably over the subscription term, with any payments received in advance of services rendered recorded as deferred revenue. The Company launched its Premium+ subscription in February 2024, which includes cloud storage up to 500 gigabytes (GB) of non-GoPro content, access to GoPro’s HyperSmooth Pro video stabilization software, and the features included in the Premium subscription. The Company’s Premium subscription offers a range of services, including unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 GB of non-GoPro content, highlight videos automatically delivered via the Company’s mobile app when GoPro camera

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
footage is uploaded to a GoPro cloud account using Auto Upload, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, gear, mounts, and accessories. The Company also offers the Quik subscription that provides access to a suite of simple single-clip and multi-clip editing tools. Subscription and service revenue was $26.6 million, or 16.3%, of total revenue for the three months ended September 30, 2025 and $27.5 million, or 10.6%, of total revenue for the three months ended September 30, 2024. Subscription and service revenue was $79.7 million, or 17.7%, of total revenue for the nine months ended September 30, 2025, and $79.7 million, or 13.3%, of total revenue for the nine months ended September 30, 2024.
For the Company’s camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells its hardware products, and subscription and service. If a standalone selling price is not directly observable, then the Company estimates the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide such support, and the amount of time and costs that are allocated to efforts to develop the undelivered elements.
The Company’s standard terms and conditions for non-web-based sales do not allow for product returns other than under warranty. However, the Company grants limited rights of return, primarily to certain large retailers. The Company reduces revenue and cost of sales for the estimated returns based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.
The Company provides sales commissions to internal and external sales representatives which are earned in the period in which revenue is recognized. As a result, the Company expenses sales commissions as incurred.
Deferred revenue as of September 30, 2025 and December 31, 2024 includes amounts related to the Company’s subscriptions and PCS. The Company’s short-term and long-term deferred revenue balances totaled $53.7 million and $58.3 million as of September 30, 2025 and December 31, 2024, respectively. Of the deferred revenue balance as of December 31, 2024 and 2023, the Company recognized $10.8 million and $11.2 million of revenue during the three months ended September 30, 2025 and 2024, respectively, and $50.5 million and $50.6 million of revenue during the nine months ended September 30, 2025 and 2024, respectively. Of the deferred revenue balance as of June 30, 2025 and 2024, the Company recognized $22.7 million and $23.0 million of revenue during the three months ended September 30, 2025 and 2024, respectively.
Sales incentives. The Company offers sales incentives through various programs, including cooperative advertising, price protection, marketing development funds, and other incentives. Sales incentives are considered to be variable consideration, which the Company estimates and records as a reduction to revenue at the date of sale. The Company estimates sales incentives based on historical experience, product sell-through, and other factors.
Income taxes. The Company utilizes the asset and liability method for computing its income tax provision, under which, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. The Company makes estimates, assumptions, and judgments to determine the Company’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income in each tax jurisdiction and, to the extent the Company believes recovery is not likely, establishes a valuation allowance. In the first quarter of 2024, the Company provided a valuation allowance of $294.9 million on United States federal and state deferred tax assets. As of September 30, 2025, the Company intends to continue to maintain a full valuation allowance on its United States federal and state deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense.
Segment information. The Company operates as one operating segment as it only reports financial information on an aggregated and consolidated basis to its Chief Executive Officer, who is the Company’s chief operating decision maker (CODM). The CODM assesses performance of the Company’s one operating segment and decides how to allocate resources based on net income (loss), which is also reported on the condensed consolidated statements of operations as net income (loss). The CODM regularly compares net income (loss) against forecast and prior periods when deciding which areas of the business to allocate resources. The significant expense categories within net income (loss) that the CODM regularly reviews are cost of revenue and operating expenses, which consists of three main subcategories: research and development, sales and marketing, and general and administrative. All significant expense categories and subcategories are reported on the condensed consolidated statements of operations. Other items included in net income (loss) but are excluded from the significant expense categories include interest expense, other income (expense), net, and income tax expense (benefit), all of which are also reported on the condensed consolidated statements of operations. Interest income, which is included in other income (expense), net was $0.8 million and $1.0 million for the three months ended September 30, 2025 and 2024, respectively, and $1.9 million and $3.9 million for the nine months ended September 30, 2025 and 2024, respectively.
Business Acquisitions. The Company accounts for acquired businesses using the acquisition method of accounting, which requires that once control of a business is obtained, 100% of the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Acquisition-related expenses including transaction and integration costs are expensed as incurred. The Company uses various models to determine the value of assets acquired such as the cost method. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may be considered to have indefinite useful lives.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Recent accounting standards.

Standard	Description	Effect on the condensed consolidated financial statements or other significant matters
Standards that were adopted
Income Taxes (Topic 740): Improvements to Income Tax Disclosures ASU No. 2023-09
This standard requires reporting companies to break out income tax expense and a tax rate reconciliation in more detail. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires prospective transition with the option to apply retrospectively.
The Company is currently evaluating the impact of adopting this standard on its 2025 Form 10-K financial statements and related disclosures.
Standards not yet adopted
Income Statement Reporting - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ASU No. 2024-03	This guidance is designed to improve financial reporting by requiring public business entities to disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods, including amounts and qualitative descriptions of inventory purchases, employee compensation, depreciation and intangible asset amortization, among other requirements. This standard is effective for fiscal years beginning after December 15, 2026, and for interim reporting periods beginning after December 15, 2027, with early adoption is permitted. The standard should be applied prospectively, however retrospective application is permitted.	The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures.
Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its condensed consolidated financial statements.

2. Business Acquisitions
On February 27, 2024, the Company completed an acquisition of Forcite Helmet Systems, a privately-held company that offers technology-enabled helmets, for total consideration of $14.0 million. The allocation of the purchase price primarily included $7.5 million in developed technology and $5.9 million of residual goodwill. Net tangible assets acquired were not material.
Goodwill is primarily attributable to expected synergies in the technologies that can be leveraged by the Company in future product offerings. The operating results of the acquired entity have been included in the Company’s condensed consolidated financial statements from the date of acquisition. Actual and pro forma results of operations for this acquisition have not been presented because they did not have a material impact to the Company’s condensed consolidated financial statements.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
3. Fair value measurements
The Company’s assets that are measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows:

	September 30, 2025			December 31, 2024
(in thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents (1):
Money market funds	$40,121	$—	$40,121	$42,436	$—	$42,436
Total cash equivalents	$40,121	$—	$40,121	$42,436	$—	$42,436
Restricted cash
Money market funds	$94,340	$—	$94,340	$—	$—	$—
Total restricted cash	$94,340	$—	$94,340	$—	$—	$—
(1)    Included in cash and cash equivalents in the accompanying condensed consolidated balance sheets. Cash balances were $18.3 million and $60.4 million as of September 30, 2025 and December 31, 2024, respectively.
Cash equivalents are classified as Level 1 because the Company uses quoted market prices to determine their fair value. As of September 30, 2025 and December 31, 2024, the Company had no marketable securities, or financial assets or liabilities measured at fair value on a recurring basis that were classified as Level 3, which are valued based on inputs supported by little or no market activity.
As of September 30, 2025 and December 31, 2024, the amortized cost of the Company’s cash equivalents approximated their fair value and there were no material realized or unrealized gains or losses, either individually or in the aggregate.
In November 2020, the Company issued $143.8 million principal amount of Convertible Senior Notes due 2025 (2025 Notes), as discussed in Note 5 Financing arrangements. The Company plans to repay the 2025 Notes in cash on or prior to the maturity date of November 15, 2025 with restricted cash on hand as of September 30, 2025. In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes. The calculated fair value of the 2025 Notes was $92.6 million and $82.5 million as of September 30, 2025 and December 31, 2024, respectively. The estimated fair value of the 2025 Notes is based on quoted market prices of the Company’s instruments in markets that are not active and are classified as Level 2 within the fair value hierarchy. The Company estimated the fair value of the 2025 Notes by evaluating quoted market prices and calculating the upfront cash payment a market participant would require to assume these obligations.
For certain other financial assets and liabilities, including accounts receivable, accounts payable and other current assets and liabilities, the carrying amounts approximate their fair value primarily due to the relatively short maturity of these balances.
The Company also measures certain non-financial assets at fair value on a nonrecurring basis, primarily goodwill, intangible assets, and operating lease right-of-use assets, in connection with periodic evaluations for potential impairment. In the first quarter of 2025, the fair value of the Company’s single reporting unit was determined based on unobservable (Level 3) inputs, as discussed in Note 1 Summary of business and significant accounting policies. In 2024, the fair value of the Company’s operating lease right-of-use asset related to its headquarters campus was determined based on unobservable (Level 3) inputs, as discussed in Note 12 Restructuring charges.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
4. Condensed consolidated financial statement details
The following section provides details of selected balance sheet items.
Inventory

(in thousands)	September 30, 2025	December 31, 2024
Components	$4,509	$19,407
Finished goods	79,555	101,309
Total inventory	$84,064	$120,716
Property and equipment, net

(in thousands)	September 30, 2025	December 31, 2024
Leasehold improvements	$24,014	$23,996
Production, engineering, and other equipment	37,357	38,018
Tooling	6,930	6,810
Computers and software	11,514	12,574
Furniture and office equipment	3,579	3,763
Tradeshow equipment and other	1,424	1,424
Construction in progress	411	156
Gross property and equipment	85,229	86,741
Less: Accumulated depreciation and amortization	(78,111)	(78,045)
Property and equipment, net	$7,118	$8,696
Depreciation expense was $1.3 million and $1.3 million in the three months ended September 30, 2025 and 2024, respectively, and $3.8 million and $3.6 million in the nine months ended September 30, 2025 and 2024, respectively.
Other long-term assets

(in thousands)	September 30, 2025	December 31, 2024
Point of purchase (POP) displays	$11,082	$14,715
Deposits and other	10,206	7,550
Intangible assets, net	4,546	5,953
Long-term deferred tax assets	687	765
Other long-term assets	$26,521	$28,983
Amortization expense for POP displays was $1.8 million and $1.4 million in the three months ended September 30, 2025 and 2024, respectively, and $5.2 million and $3.5 million in the nine months ended September 30, 2025 and 2024, respectively. Expenditures for POP displays were $0.2 million and $5.3 million in the three months ended September 30, 2025 and 2024, respectively, and $1.6 million and $12.1 million in the nine months ended September 30, 2025 and 2024, respectively.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Intangible assets

	Useful life (in months)	September 30, 2025
(in thousands)		Gross carrying value	Accumulated amortization	Net carrying value
Purchased technology	20-72	$58,566	$(54,035)	$4,531
Domain name		15	—	15
Total intangible assets		$58,581	$(54,035)	$4,546

	Useful life (in months)	December 31, 2024
(in thousands)		Gross carrying value	Accumulated amortization	Net carrying value
Purchased technology	20-72	$58,566	$(52,628)	$5,938
Domain name		15	—	15
Total intangible assets		$58,581	$(52,628)	$5,953
Amortization expense was $0.5 million and $0.5 million for the three months ended September 30, 2025 and 2024, respectively, and $1.4 million and $1.1 million for the nine months ended September 30, 2025 and 2024, respectively.
As of September 30, 2025, expected amortization expense of intangible assets with definite lives for future periods was as follows:

(in thousands)	Total
Year ending December 31,
2025 (remaining 3 months)	$468
2026	1,875
2027	1,875
2028	313
2029	—
$4,531

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Goodwill
Changes to the carrying amount of goodwill during the nine months ended September 30, 2025 were as follows:

(in thousands)	Carrying Amount
Carrying amount as of December 31, 2024	$152,351
Goodwill impairment	(18,600)
Carrying amount as of September 30, 2025	$133,751
Accrued expenses and other current liabilities

(in thousands)	September 30, 2025	December 31, 2024
Accrued sales incentives	$33,160	$53,997
Accrued liabilities	29,839	26,060
Employee related liabilities (1)	7,451	7,401
Warranty liabilities	4,803	5,930
Return liability	2,956	4,913
Inventory received	14,257	2,010
Customer deposits	1,339	2,694
Purchase order commitments	1,130	1,504
Other	3,967	6,260
Accrued expenses and other current liabilities	$98,902	$110,769
(1)    See Note 12 Restructuring charges for amounts associated with restructuring liabilities.
Product warranty

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Beginning balance	$5,353	$6,520	$6,207	$8,759
Charged to cost of revenue	2,813	4,234	7,476	8,573
Settlement of warranty claims	(3,075)	(3,385)	(8,592)	(9,963)
Warranty liability	$5,091	$7,369	$5,091	$7,369
As of September 30, 2025 and December 31, 2024, $4.8 million and $5.9 million, respectively, of the warranty liability was recorded as a component of accrued expenses and other current liabilities, and $0.3 million and $0.3 million, respectively, was recorded as a component of other long-term liabilities.

5. Financing arrangements
2021 Credit Facility
In January 2021, the Company entered into a Credit Agreement which provides for a revolving credit facility (2021 Credit Facility) under which the Company may borrow up to an aggregate amount of $50.0 million. In March 2023 and August 2025, the Company amended the 2021 Credit Agreement (collectively, the 2021 Credit Agreement). The 2021 Credit Agreement will terminate, and any outstanding borrowings become due and payable in January 2027.
The amount that may be borrowed under the 2021 Credit Agreement may be based on a customary borrowing base calculation if the Company’s Asset Coverage Ratio is at any time less than 1.50. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) the Company’s cash and cash equivalents in the United States plus

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of the Company’s accounts receivable and certain inventory to (ii) $50.0 million.
Borrowed funds accrue interest at the greater of (i) a per annum rate equal to the base rate plus a margin of from 0.50% to 1.00% depending on the Company’s Asset Coverage Ratio or (ii) a per annum rate equal to the Secured Overnight Financing Rate plus a 10-basis point premium and a margin of from 1.50% to 2.00% depending on the Company’s Asset Coverage Ratio. The Company is required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.25% per annum. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of the Company’s United States subsidiaries and secured by a first-priority security interest in substantially all of the assets of the Company and certain of its subsidiaries (including intellectual property registrations and applications, which is subject to an intercreditor agreement).
The 2021 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants. The negative covenants include restrictions on the occurrence of liens and indebtedness, certain investments, dividends, stock repurchases, and other matters, all subject to certain exceptions. In addition, the Company is required to maintain Liquidity (the sum of unused availability under the credit facility and the Company’s Qualified Cash) of at least $40.0 million from the date the Company entered into the 2025 Credit Agreement through October 30, 2025, $45.0 million from October 31, 2025 through November 14, 2025, $50.0 million from November 15, 2025 through November 30, 2025, and $55.0 million from December 1, 2025 through the maturity date (of which at least $40.0 million shall be attributable to Qualified Cash during all periods), or, if the borrowing base is then in effect, minimum unused availability under the credit facility of at least $10.0 million. The 2021 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments and change of control. Upon an event of default, the lender may, subject to customary cure rights, require the immediate payment of all amounts outstanding.
As of September 30, 2025, the Company was in compliance with all financial covenants contained in the 2021 Credit Agreement. There is an outstanding letter of credit under the 2021 Credit Agreement of $5.2 million for certain duty-related requirements which was not collateralized by any cash on hand. The Company had fully drawn on its 2021 Credit Agreement as of September 30, 2025.
2025 Credit Agreement
On August 4, 2025, the Company entered into a Credit Agreement with Farallon Capital Management, L.L.C., as administrative agent and collateral agent (the Agent), and Mateo Financing LLC (the Lender). On November 5, 2025, the Company amended the Credit Agreement (collectively, the 2025 Credit Agreement). The 2025 Credit Agreement provides for a second lien credit facility up to $50.0 million (the 2025 Term Loan). The 2025 Credit Agreement will mature, and any outstanding borrowings become due and payable on January 22, 2028.
Borrowed funds accrue interest, at the Company’s option, at a rate equal to (i) the applicable one or three-month secured overnight financing rate (SOFR) plus 7.5%, or (ii) the Base Rate plus 6.50%. The base rate is defined as the greatest of (i) the Wall Street Journal prime rate, (ii) the federal funds rate plus 0.50% or (iii) a per annum rate equal to the SOFR plus 1.00%. During an event of default, the applicable interest rates are increased by 2.0% per annum. For Base Rate loans, the Company will pay interest on a quarterly basis and at the maturity date. For SOFR rate loans, the Company will pay interest at least quarterly, or more frequently, as defined in the 2025 Credit Agreement, and at the maturity date. The Company shall make quarterly principal payments on the 2025 Term Loan, with the remaining principal due on the maturity date. Under the 2025 Credit Agreement, the Company may be obligated to pay additional amounts which would allow for a minimum return, as defined by the 2025 Credit Agreement. The 2025 Term Loan is subject to mandatory prepayment in certain cases involving asset dispositions, debt issuances, certain receipts of cash proceeds from insurance and other extraordinary receipts, and change in control. The Company is required to apply 25% of excess cash flow to repay the 2025 Term Loan. Prepayments of the 2025 Term Loan, whether optional, mandatory, before, on or after January 22, 2028, or as a result of any acceleration of the 2025 Term Loan as a result of an event of default, require a prepayment premium in an amount set forth in the 2025 Credit Agreement. Amounts owed under the 2025 Credit Agreement are guaranteed by certain of the Company’s domestic subsidiaries, and are secured by a second lien security interest in substantially all of the assets of the Company and certain of the Company’s subsidiaries.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
The 2025 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including financial covenants. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain investments, dividends, stock repurchases and other matters, all subject to certain exceptions. The financial covenants require (a) the Company to maintain liquidity (defined as unrestricted cash, cash equivalents and availability under the 2021 Credit Agreement) of at least $40.0 million; (b) the Company not to have EBITDA (as defined in the 2025 Credit Agreement) of (i) less than $10.0 million for the fiscal quarter ending December 31, 2025, (ii) less than negative $12.5 million, subject to adjustment, for the period of four consecutive fiscal quarters ending March 31, 2026, (iii) less than zero, subject to adjustment, for the period of four consecutive fiscal quarters ending June 30, 2026, (iv) less than $25.0 million, subject to adjustment, for the period of four consecutive fiscal quarters ending September 30, 2026 or (v) less than $40.0 million for any period of four consecutive fiscal quarters ending on or after December 31, 2026; and (c) the Company not to permit an asset coverage ratio (defined as the ratio of (x) the sum of unrestricted cash, cash equivalents, and certain accounts and inventory, divided by (y) the sum of accounts payable and total debt) of less than (i) on or prior to December 31, 2025, 1.25:1.00 or (ii) thereafter, 1.15:1.00. The EBITDA thresholds for the period of four consecutive fiscal quarters ending in 2026 are subject to potential adjustments in the event of a reduction in tariff amounts in Malaysia or Thailand (or both) to a level that is 10% or lower, as described in further detail in the 2025 Credit Agreement. To the extent there are adjustments to the tariff rates of only one of the countries, the corresponding adjustments will be apportioned accordingly. Additionally, from August 4, 2025 through the maturity of the 2025 Notes, the 2025 Credit Agreement requires the Company to hold the full amount due upon the maturity of the 2025 Notes in a restricted account.
The 2025 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. An event of default would also occur in the event the Company fails to maintain the listing of its common stock on the Nasdaq stock market for a period of 30 consecutive days. The occurrence of an event of default could result in the acceleration of the obligations under the 2025 Credit Agreement and 2021 Credit Agreement.
As of September 30, 2025, the outstanding principal under the 2025 Term Loan was $50.0 million, the unamortized debt issuance cost was $2.1 million, the unamortized debt discount was $3.9 million, and the net carrying amount of the liability was $43.9 million, which was recorded as long-term debt within the condensed consolidated balance sheets. For the three and nine months ended September 30, 2025, the Company recorded $0.9 million of interest expense, $0.1 million for amortization of debt issuance costs, and $0.3 million for amortization of the debt discount.
As of September 30, 2025, the Company was in compliance with all of the financial covenants contained in the 2025 Credit Agreement.
On August 4, 2025, as amended on November 5, 2025, and in connection with the 2025 Credit Agreement, the Company issued an aggregate of 11,076,968 warrants to purchase shares of its common stock at an exercise price of $0.75. The warrants were initially valued at $3.2 million using a Black-Scholes option pricing model and are marked-to-market with any gain or loss recorded through earnings. The warrants may be exercised at any time prior to 5:00 p.m. Eastern time, on August 1, 2035. Any warrants not exercised prior to such time will expire.
2025 Convertible Notes
In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes due 2025 (the 2025 Notes). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes in exchange for $46.3 million cash through a single, privately negotiated transaction. The repurchase was accounted for as a debt extinguishment. The carrying value of the portion of the 2025 Notes repurchased was $49.4 million, and the Company recognized a gain on the debt extinguishment of $3.1 million, which was recorded in the fourth quarter of 2023 within other income (expense), net, on the Company’s condensed consolidated statements of operations.
As of September 30, 2025 and December 31, 2024, the outstanding principal on the 2025 Notes was $93.8 million and $93.8 million, respectively, the unamortized debt issuance cost was $0.1 million and $0.6 million, respectively,

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
and the net carrying amount of the liability was $93.7 million and $93.2 million, respectively, which was recorded as short-term debt within the condensed consolidated balance sheets. For the three months ended September 30, 2025 and 2024, the Company recorded interest expense of $0.3 million and $0.3 million, respectively, for contractual coupon interest, and $0.2 million and $0.2 million, respectively, for amortization of debt issuance costs. For the nine months ended September 30, 2025 and 2024, the Company recorded interest expense of $0.9 million and $0.9 million, respectively, for contractual coupon interest, and $0.5 million and $0.5 million, respectively, for amortization of debt issuance costs. As of September 30, 2025 and December 31, 2024, the effective interest rate, which is calculated as the contractual interest rate adjusted for the debt issuance costs, was 1.4% and 1.9%, respectively.
The remaining 2025 Notes are senior, unsecured obligations of the Company and mature on November 15, 2025, unless earlier repurchased or converted by the holder into shares of Class A common stock under certain circumstances. Prior to August 15, 2025, the 2025 Notes were convertible at the option of the holder at an initial conversion rate of 107.1984 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. Since the Company did not elect to settle conversion of the 2025 Notes into cash, shares of the Company’s Class A common stock, or a combination thereof before August 15, 2025, the Company has been deemed to have elected to settle conversion of the 2025 Notes in a combination of cash and shares of the Company’s Class A common stock. The Company pays interest on the 2025 Notes semi-annually in arrears on May 15 and November 15 of each year. The Company plans to repay the 2025 Notes in cash on or prior to the November 15, 2025 maturity with restricted cash on hand as of September 30, 2025.
No sinking fund is provided for the 2025 Notes. The indenture includes customary terms and covenants, including certain events of default after which the 2025 Notes may be due and payable immediately.
At any time on or after August 15, 2025 until the second scheduled trading day immediately preceding the maturity date of the 2025 Notes on November 15, 2025, a holder may convert its 2025 Notes in multiples of a $1,000 principal amount. Holders of the 2025 Notes who convert their 2025 Notes in connection with a make-whole fundamental change (as defined in the indenture) are, under certain circumstances, entitled to an increase in the conversion rate. In addition, in the event of a fundamental change prior to the maturity date, holders will, subject to certain conditions, have the right, at their option, to require the Company to repurchase for cash all or part of the 2025 Notes at a repurchase price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. During the three months ended September 30, 2025, the conditions allowing holders of the 2025 Notes to convert were not met.
In connection with the offering of the 2025 Notes, the Company paid $10.2 million to enter into privately negotiated capped call transactions with certain financial institutions (Capped Calls). The Capped Calls have an initial strike price of $9.3285 per share, which corresponds to the initial conversion price of the 2025 Notes. The Capped Calls cover, subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the 2025 Notes, the number of Class A common stock initially underlying the 2025 Notes. The Capped Calls are generally expected to reduce potential dilution to the Company’s Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, initially equal to $12.0925, and is subject to certain adjustments under the terms of the Capped Call transactions. The Capped Calls will expire in November 2025, if not exercised earlier.
The Capped Calls are subject to adjustment upon the occurrence of specified extraordinary events affecting the Company, including merger events, tender offers, and announcement events. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including nationalization, insolvency or delisting, changes in law, failures to deliver, insolvency filings and hedging disruptions. For accounting purposes, the Capped Calls are separate transactions and not part of the terms of the 2025 Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders’ equity as a reduction to additional paid-in capital and will not be remeasured as long as they continue to meet certain accounting criteria.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
6. Stockholders’ equity
Stock Repurchase Program. On January 27, 2022, the Company’s board of directors authorized the repurchase of up to $100.0 million of its Class A common stock, and on February 9, 2023, the Company’s board of directors authorized the repurchase of an additional $40.0 million of its Class A common stock. Stock repurchases under the program may be made periodically using a variety of methods, including without limitation, open market purchases, block trades or otherwise in compliance with all federal and state securities laws and state corporate law and in accordance with the single broker, timing, price, and volume guidelines set forth in Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as such guidelines may be modified by the SEC from time to time. This stock repurchase program has no time limit and may be modified, suspended, or discontinued at any time. The Company currently intends to hold its repurchased shares as treasury stock.
As of September 30, 2025, the remaining amount of share repurchases under the program was $60.4 million. The Company did not repurchase any shares during the three and nine months ended September 30, 2025 and 2024.

7. Employee benefit plans
Equity incentive plans. The Company has outstanding equity grants from four of its five stock-based employee compensation plans: the 2024 Equity Incentive Plan (2024 Plan), the 2014 Equity Incentive Plan (2014 Plan), the 2010 Equity Incentive Plan (2010 Plan), and the 2024 Employee Stock Purchase Plan (2024 ESPP). The 2024 Plan serves as a successor to the 2014 Plan and the 2014 Plan served as successor to the 2010 Plan. The effective date of both the 2024 Plan and the 2024 ESPP was February 15, 2024. The 2014 Plan and the 2014 Employee Stock Purchase Plan (2014 ESPP) each expired on February 15, 2024. The 2014 ESPP plan’s final purchase was on February 15, 2024, and no remaining purchase rights are accrued under this plan. Awards granted under the 2010 and 2014 Plans will continue to be subject to the terms and provisions of the 2010 and 2014 Plans.
The 2024 Plan provides for the granting of incentive and non-qualified stock options, restricted stock awards (RSAs), restricted stock units (RSUs), stock appreciation rights, stock bonus awards (SBAs) and performance awards to qualified employees, non-employee directors and consultants. Options granted under the 2024 Plan generally expire within ten years from the date of grant and generally vest over one to four years. RSUs granted under the 2024 Plan generally vest over two to four years based upon continued service and are settled at vesting in shares of the Company’s Class A common stock. Performance stock units (PSUs) granted under the 2024 Plan generally vest over three years based upon continued service and the Company achieving certain financial and operating targets and are settled at vesting in shares of the Company’s Class A common stock. SBAs granted under the 2024 Plan are generally granted and vested on the same day based on continued service and employees achieving certain performance goals and are settled at vesting in shares of the Company’s Class A common stock. The Company accounts for forfeitures of stock-based payment awards in the period they occur. The 2024 ESPP allows eligible employees to purchase shares of the Company’s Class A common stock through payroll deductions at a price equal to 85% of the lesser of the fair market value of the stock as of the first date or the ending date of each six-month offering period. For additional information regarding the Company’s equity incentive plans, refer to the 2024 Annual Report.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Stock options
A summary of the Company’s stock option activity for the nine months ended September 30, 2025 is as follows:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2024	2,327	$7.43	4.59	$—
Granted	—	—
Exercised	—	—
Forfeited/Cancelled	(758)	7.78
Outstanding at September 30, 2025	1,569	$7.26	4.21	$—

Vested and expected to vest at September 30, 2025	1,569	$7.26	4.21	$—
Exercisable at September 30, 2025	1,441	$7.51	3.88	$—
The aggregate intrinsic value of the stock options outstanding as of September 30, 2025 represents the value of the Company’s closing stock price on September 30, 2025 in excess of the exercise price multiplied by the number of options outstanding.
Restricted stock units
A summary of the Company’s RSU activity for the nine months ended September 30, 2025 is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2024	11,243	$3.38
Granted	6,472	0.77
Vested	(4,272)	3.95
Forfeited	(1,404)	2.85
Non-vested shares at September 30, 2025	12,039	$1.84
Performance stock units
A summary of the Company’s PSU activity for the nine months ended September 30, 2025 is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2024	286	$6.06
Granted	2,208	0.63
Vested	(175)	6.23
Forfeited	(18)	2.37
Non-vested shares at September 30, 2025	2,301	$0.87
Employee stock purchase plan. For the nine months ended September 30, 2025 and 2024, the Company issued 1.0 million and 1.4 million shares under its employee stock purchase plans, respectively, at weighted-average prices of $0.71 and $1.56 per share, respectively.
Stock-based compensation expense. The Company measures compensation expense for all stock-based payment awards based on the estimated fair values on the date of the grant. The fair value of stock options

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
granted and ESPP issuances is estimated using the Black-Scholes option pricing model. The fair value of RSUs and PSUs are determined using the Company’s closing stock price on the date of grant. The fair value of SBAs is determined using the expected fixed dollar amount that will be settled by issuing shares of the Company’s Class A common stock on the vesting date. There have been no significant changes in the Company’s valuation assumptions from those disclosed in its 2024 Annual Report.
The following table summarizes stock-based compensation expense included in the condensed consolidated statements of operations:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Cost of revenue	$238	$349	$726	$1,103
Research and development	2,573	3,669	8,074	11,950
Sales and marketing	885	1,603	2,702	4,892
General and administrative	967	1,751	3,647	5,988
Total stock-based compensation expense	$4,663	$7,372	$15,149	$23,933
Total stock-based compensation expense includes accrued stock bonus expense of $0.6 million and $1.5 million for the three and nine months ended September 30, 2025, respectively. Total stock-based compensation expense included no accrued stock bonus expense for the three and nine months ended September 30, 2024.
There was no income tax benefit related to stock-based compensation expense for the three and nine months ended September 30, 2025 and 2024 due to a full valuation allowance on the Company’s United States net deferred tax assets. See Note 9, Income taxes, for additional details.
As of September 30, 2025, total unearned stock-based compensation of $17.7 million related to stock options, RSUs, PSUs, SBAs and ESPP shares is expected to be recognized over a weighted-average period of 1.99 years.

8. Net loss per share
The following table presents the calculations of basic and diluted net loss per share:

	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share data)	2025	2024	2025	2024
Numerator:
Net loss	$(21,252)	$(8,211)	$(84,383)	$(395,120)

Denominator:
Weighted-average common shares - basic and diluted for Class A and Class B common stock	158,933	153,741	157,747	152,449

Basic and diluted net loss per share	$(0.13)	$(0.05)	$(0.53)	$(2.59)

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Stock-based awards	15,150	16,956	14,754	16,604
Shares related to convertible senior notes	10,050	10,050	10,050	10,050
Warrants	1,982	—	661	—
Total anti-dilutive securities	27,182	27,006	25,465	26,654
Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted net income per share adjusts the basic net income per share and the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of the Company’s ESPP awards, stock awards, and warrants using the treasury stock method. The Company calculated the potential dilutive effect of its 2025 Notes under the if-converted method. Under the if-converted method, diluted net income per share was determined by assuming all of the outstanding 2025 Notes were converted into shares of the Company’s Class A common stock at the beginning of the reporting period. In addition, in periods of net income, interest charges on the 2025 Notes, which includes both coupon interest and amortization of debt issuance costs, were added back to net income on an after-tax effected basis.
The 2025 Notes will mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock under certain circumstances as described further in Note 5 Financing arrangements. Conversion will be settled in a combination of cash and shares of the Company’s Class A common stock.
The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. Class A common stock is not convertible into Class B common stock. The computation of the diluted net income per share of Class A common stock assumes the conversion of Class B common stock.

9. Income taxes
The following table provides the income tax expense (benefit) amount:

	Three months ended September 30,		Nine months ended September 30,
(dollars in thousands)	2025	2024	2025	2024
Income tax expense	$771	$2,083	$3,732	$301,625
The Company recorded an income tax expense of $0.8 million for the three months ended September 30, 2025 on pre-tax net loss of $20.5 million. The Company’s income tax expense for the three months ended September 30, 2025 primarily resulted from a tax expense of $0.7 million on pre-tax book income in certain tax jurisdictions, discrete items that included $1.1 million of nondeductible equity tax expense for employee stock-based compensation, and tax expense of $0.1 million related to restructuring charges, partially offset by a net decrease in the valuation allowance of $1.3 million.

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
The Company recorded an income tax expense of $3.7 million for the nine months ended September 30, 2025 on pre-tax net loss of $80.7 million. The Company’s income tax expense for the nine months ended September 30, 2025 primarily resulted from a tax expense of $4.0 million on pre-tax book income in certain tax jurisdictions and discrete items that included $3.7 million of nondeductible equity tax expense for employee stock-based compensation, partially offset by a net decrease in the valuation allowance of $3.3 million, an income tax benefit of $0.4 million related to restructuring charges, a net tax benefit on goodwill impairment of $0.3 million, and foreign provision to income tax return adjustments of $0.2 million.
Each quarter, the Company assesses the realizability of its deferred tax assets under ASC Topic 740. The Company assesses available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize its deferred tax assets. In the assessment for the period ended September 30, 2025, the Company concluded that it remains more likely than not that its United States federal and state deferred tax assets would not be realizable. The Company will continue to monitor its financial results and future projections to assess the realizability of its deferred tax assets. In the event there is a need to release the valuation allowance, a corresponding tax benefit would be recognized. The Company’s foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that the Company’s foreign deferred tax assets will be realized and thus, a valuation allowance is not required on its foreign deferred tax assets.
The Company recorded an income tax expense of $2.1 million for the three months ended September 30, 2024 on pre-tax net loss of $6.1 million. The Company’s income tax expense for the three months ended September 30, 2024 primarily resulted from a tax expense of $2.1 million on pre-tax book income in certain tax jurisdictions, and discrete items that included $1.9 million of nondeductible equity tax expense for employee stock-based compensation, partially offset by a net decrease in the valuation allowance of $1.6 million, an income tax benefit of $0.3 million related to restructuring charges, and an income tax benefit related to the foreign provision to income tax return adjustments of $0.1 million.
The Company recorded an income tax expense of $301.6 million for the nine months ended September 30, 2024 on pre-tax net loss of $93.5 million. The Company’s income tax expense for the nine months ended September 30, 2024 primarily resulted from a tax expense of $5.0 million on pre-tax book income in certain tax jurisdictions, and discrete items that included $293.4 million of net tax expense from the valuation allowance on the Company’s United States federal and state net deferred tax assets, and $4.9 million of nondeductible equity tax expense for employee stock-based compensation, partially offset by an income tax benefit of $1.3 million related to restructuring charges, and an income tax benefit related to the foreign provision to income tax return adjustments of $0.5 million.
As of September 30, 2025 and December 31, 2024, the Company’s gross unrecognized tax benefits were $31.2 million and $27.0 million, respectively. If recognized, $14.4 million of these unrecognized tax benefits (net of United States federal benefit) as of September 30, 2025 would reduce income tax expense. A material portion of the Company’s gross unrecognized tax benefits, if recognized, would increase the Company’s net operating loss carryforward, which would be offset by a full valuation allowance based on present circumstances.
The Company conducts business globally and as a result, files income tax returns in the United States and foreign jurisdictions. The Company’s unrecognized tax benefits relate primarily to unresolved matters with taxing authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves reflect the more likely outcome. The Company believes, primarily due to the statute of limitations expiration, that within the next 12 months, it is possible that up to $2.9 million of uncertain tax positions could be released. It is also reasonably possible that additional uncertain tax positions will be added. It is not reasonably possible at this time to quantify the net effect.
In 2021, the Organization for Economic Co-operation and Development (OECD) established an inclusive framework on base erosion and profit shifting and agreed on a two-pillar solution (Pillar Two) to global taxation, focusing on global profit allocation and a 15% global minimum effective tax rate. On December 15, 2022, the EU member states agreed to implement the OECD’s global minimum tax rate of 15%. The OECD issued Pillar Two model rules and continues to release guidance on these rules. The inclusive framework calls for tax law changes by participating countries to take effect in 2024 and 2025. Various countries have enacted or have announced plans to enact new tax laws to implement the global minimum tax. The Company assessed the impact of Pillar

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Two and determined that there is no material impact on the provision for income taxes for the three and nine months ended September 30, 2025. The Company will continue to monitor future guidance issued and assess the potential impact on the Company’s condensed consolidated financial statements.
On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law which makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, U.S. research and experimental cost expensing, and the business interest expense limitation. ASC 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which new tax legislation is enacted. The Company has evaluated the OBBBA enacted during the third quarter of 2025 and estimated its impact on the condensed consolidated financial statements to be immaterial.

10. Commitments, contingencies, and guarantees
Facility leases. The Company leases its facilities under long-term operating leases, which expire at various dates through 2033.
The components of net lease cost, which were primarily recorded in operating expenses, were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Operating lease cost (1)	$2,306	$2,486	$6,725	$7,792
Sublease income	(723)	(722)	(2,169)	(2,094)
Right-of-use asset impairment cost	—	—	—	3,276
Net lease cost	$1,583	$1,764	$4,556	$8,974
(1)    Operating lease costs include immaterial variable lease costs and amounts related to restructuring charges, which are discussed in Note 12 Restructuring charges.

Supplemental cash flow information related to leases was as follows:

	Nine months ended September 30,
(in thousands)	2025	2024
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$10,669	$10,371
Right-of-use assets obtained in exchange for operating lease liabilities	2,140	4,801

Supplemental balance sheet information related to leases was as follows:

	September 30, 2025	December 31, 2024
Weighted-average remaining lease term (in years) - operating leases	2.83	3.10
Weighted-average discount rate - operating leases	6.4%	6.3%

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
As of September 30, 2025, maturities of operating lease liabilities were as follows:

(in thousands)	September 30, 2025
2025 (remaining 3 months)	$2,824
2026	14,057
2027	2,990
2028	1,301
2029	884
Thereafter	2,918
Total lease payments	24,974
Less: Imputed interest	(2,429)
Present value of lease liabilities	$22,545
Other commitments. In the ordinary course of business, the Company enters into multi-year agreements to purchase sponsorships with event organizers, resorts and athletes as part of its marketing efforts; software licenses related to its financial and IT systems; debt agreements, which may contain minimum returns; and various other contractual commitments. As of September 30, 2025, the Company’s total undiscounted future expected obligations under multi-year agreements described above with terms longer than one year was $254.1 million.
Legal proceedings and investigations. Since 2015, non-practicing entity Contour IP Holding LLC (CIPH) and its affiliates have filed lawsuits against the Company in various federal district courts alleging patent infringement of the Company’s camera products. Following litigation before federal district courts, the Federal Circuit, and the United States Patent and Trademark Office, CIPH’s patents were ruled invalid in March 2022. Judgment was then entered in favor of the Company and against CIPH. CIPH later appealed to the Federal Circuit. In September 2024, the Federal Circuit panel reversed the district court ruling. On remand, a trial for Contour IP Holding, LLC v. GoPro, Inc. (Case No. 3:17-cv-04738-WHO) commenced on September 29, 2025 before the United States District Court for the Northern District of California (the Court). On October 10, 2025, a jury returned a verdict. The jury concluded that none of the Company’s products commercially launched from 2020 – 2024, including HERO9 Black to HERO13 Black, infringe the two asserted patents. Additionally, the jury invalidated the only asserted claim of one of the two patents. With respect to the other asserted patent, the jury found one independent claim valid, but also determined that the related dependent claim is invalid. The Company has been advised by legal counsel that as a matter of patent law, if a dependent claim is invalid as obvious or anticipated by prior art, then the claim from which it depends is also invalid. The verdict is subject to post-trial motions by both parties. We are unable to predict the outcome of the matter and therefore cannot estimate the range of possible loss. With respect to certain legacy cameras that the Court previously found to infringe, the jury awarded CIPH $8.2 million in past damages. Based on the jury’s findings of non-infringement and invalidity, none of the Company’s products introduced in or after 2020 are subject to the damages award. In addition to post-trial motions, the verdict is subject to appeal. No judgment has been entered.
On March 29, 2024, the Company filed a complaint with the U.S. International Trade Commission (ITC) and a lawsuit in the U.S. District Court for the Central District of California against Arashi Vision Inc., and Arashi Vision (U.S.) LLC, both d/b/a Insta360 (Insta360). The complaint and lawsuit each allege infringement of certain GoPro patents related to the Company’s cameras and digital imaging technology. Insta360 has filed inter partes review (IPR) petitions seeking to challenge the validity of the GoPro patents asserted against Insta360, some of which have been instituted by the Patent Trial and Appeal Board with final written decisions expected in the first quarter of 2026. Insta360 has also filed three patent infringement actions against the Company in China (Jiangsu High Court, Changsha Intermediate Court IP Tribunal, and Shenzhen Intermediate People’s Court), which the Company believes lacks merit and intends to defend against. The ITC held a hearing on GoPro’s complaint in January 2025. On July 10, 2025, a United States Administrative Law Judge (ALJ) of the ITC issued an Initial Determination, finding that Insta360 violated federal law by importing and selling in the United States products that infringe the Company’s intellectual property covering the Company’s iconic HERO camera design. The ALJ also ruled on infringement, validity, and other issues with respect to other patents asserted by the Company,

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
including ruling that some claims of certain patents were not shown to be infringed and some claims of certain patents had been shown to be invalid. The ITC is scheduled to issue its Final Determination on all the Company’s infringement claims against Insta360 by November 10, 2025; however, the current government shutdown is expected to delay the ITC’s Final Determination.
The Company regularly evaluates the associated developments of the legal proceedings described above, as well as other legal proceedings that arise in the ordinary course of business. While litigation is inherently uncertain, based on the currently available information, the Company is unable to determine a loss or a range of loss, and does not believe the ultimate cost to resolve these matters will have a material adverse effect on its business, financial condition, cash flows or results of operations.
Indemnifications. The Company has entered into indemnification agreements with its directors and executive officers which requires the Company to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. In addition, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties, and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company’s limited history with indemnification claims and the unique facts and circumstances involved in each particular agreement. As of September 30, 2025, the Company has not paid any claims, nor has it been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

11. Concentrations of risk and geographic information
Concentration of risk. Financial instruments that potentially subject the Company to concentration of credit risk include cash, cash equivalents, restricted cash, marketable securities, accounts receivable, and derivative instruments, including the Capped Calls associated with the 2025 Notes. The Company places cash, cash equivalents, and restricted cash with high-credit-quality financial institutions; however, the Company maintains cash balances in excess of the FDIC insurance limits. The Company believes that credit risk for accounts receivable is mitigated by the Company’s credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within the Company’s expectations. The Company believes its counterparty credit risk related to its derivative instruments is mitigated by transacting with major financial institutions with high credit ratings.
Customers who represented 10% or more of the Company’s net accounts receivable balance were as follows:

	September 30, 2025	December 31, 2024
Customer A	36%	26%
The following table summarizes the Company’s accounts receivables sold, without recourse, and factoring fees paid:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Accounts receivable sold	$18,990	$21,997	$54,522	$59,489
Factoring fees	334	308	1,001	834

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Third-party customers who represented 10% or more of the Company’s total revenue were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Customer A	16%	*	14%	*
Customer B	*	*	11%	*
* Less than 10% of total revenue for the periods indicated.
Supplier concentration. The Company relies on third parties for the supply and manufacture of its hardware products, some of which are sole-source suppliers. The Company believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, the Company periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its hardware products to its customers on time, if at all. The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. In instances where an outsourcing agreement does not exist or these third parties fail to perform their obligations, the Company may be unable to find alternative partners or satisfactorily deliver its hardware products to its customers on time.
Geographic information
Revenue by geographic region, based on ship-to locations, was as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Americas	$91,901	$109,332	$272,536	$274,648
Europe, Middle East and Africa (EMEA)	49,073	84,416	124,277	200,907
Asia and Pacific (APAC)	21,944	65,150	53,056	125,036
Total revenue	$162,918	$258,898	$449,869	$600,591
Revenue from the United States, which is included in the Americas geographic region, was $74.5 million and $79.6 million for the three months ended September 30, 2025 and 2024, respectively, and $218.9 million and $204.2 million for the nine months ended September 30, 2025 and 2024, respectively. No other individual country exceeded 10% of total revenue for any period presented. The Company does not disclose revenue by product category as it does not track sales incentives and other revenue adjustments by product category to report such data.
As of September 30, 2025 and December 31, 2024, long-lived assets, which represent net property and equipment, located outside the United States, primarily in Hong Kong and mainland China, were $3.7 million and $3.5 million, respectively.

12. Restructuring charges
Restructuring charges for each period were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2025	2024	2025	2024
Cost of revenue	$3	$13	$4	$178
Research and development	16	825	352	3,420
Sales and marketing	(46)	397	463	1,867
General and administrative	101	147	1,974	1,177
Total restructuring charges	$74	$1,382	$2,793	$6,642

GoPro, Inc.
Notes to Condensed Consolidated Financial Statements
Third quarter 2024 restructuring
In August 2024, the Company approved a restructuring plan (the Original Restructuring Plan) and in October 2024, the Company approved an amended restructuring plan (the Updated Restructuring Plan). In connection with the Original Restructuring Plan and Updated Restructuring Plan, the Company reduced its global workforce by 25% compared to its headcount ending Q2 2024, and recorded restructuring charges of $18.7 million including $12.7 million related to severance and $6.0 million of project cancellation costs. As of September 30, 2025, the Company expects to pay the remaining restructuring liability related to the Updated Restructuring Plan in cash.

(in thousands)	Severance	Other	Total
Restructuring liability as of December 31, 2024	$2,535	$6,038	$8,573
Cash paid	(2,202)	(2,038)	(4,240)
Non-cash reductions	(174)	—	(174)
Restructuring liability as of September 30, 2025	$159	$4,000	$4,159
First quarter 2024 restructuring
In March 2024, the Company approved a restructuring plan to reduce operating costs and drive stronger operating leverage by reducing the Company’s global workforce by approximately 4% and closing certain office space. Under the first quarter 2024 restructuring plan, the Company recorded restructuring charges of $2.3 million related to severance, $3.3 million related to a right-of-use asset impairment upon ceasing the use of part of the Company’s headquarters campus and $0.6 million related to office space charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the condensed consolidated statements of operations. The unused portion of the Company’s headquarters campus has its own identifiable expenses and is not dependent on other parts of the Company, and thus was considered its own asset group. As a result, the Company impaired the carrying value of the related right-of-use asset to its estimated fair value using the discounted cash flows method. The discounted future cash flows were based on a discount rate based on the weighted-average cost of capital. As of March 31, 2025, all restructuring charges related to the first quarter 2024 restructuring plan have been paid.

13. Subsequent events
On November 5, 2025, a trust affiliated with Nicholas Woodman, the Company’s Chief Executive Officer and Chairman of the Board of Directors, entered into an agreement (the Subscription Agreement) to purchase an aggregate of $2.0 million of the Company’s Class A Common Stock shares, par value $0.0001. The actual amount of Class A Common Stock shares purchased will be determined upon the calculation of the purchase price of the shares, which will be as the greater of (a) the consolidated closing bid price (as determined pursuant to the rules of the Nasdaq Stock Market) immediately prior to entry into the Subscription Agreement and (b) the average closing price of the Class A Common Stock over the five (5) trading days prior to the date of issuance, as reported on the Nasdaq Global Select Market.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Quarterly Report on Form 10-Q and our audited consolidated financial statements and the related notes and the discussion under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2024 included in our 2024 Annual Report on Form 10-K filed with the SEC. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, include forward-looking statements that involve risks and uncertainties as described under the heading Special Note About Forward-Looking Statements in this Quarterly Report on Form 10-Q. You should review the disclosures under the heading Risk Factors in this Quarterly Report on Form 10-Q for a discussion of important factors that could cause our actual results to differ materially from those anticipated in these forward-looking statements. Our MD&A is provided in addition to the accompanying condensed consolidated financial statements and accompanying notes to assist readers in understanding our results of operations, financial condition and cash flows.
This MD&A is organized as follows:
•Overview. Discussion of our business, overall analysis of our financial performance and other highlights affecting the business in order to provide context for the remainder of the MD&A.
•Results of Operations. Analysis of our financial results comparing the third quarter and first nine months of 2025 to 2024.
•Liquidity and Capital Resources. Analysis of changes in our balance sheets and cash flows, and discussion of our financial condition and potential sources of liquidity.
•Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.
•Non-GAAP Financial Measures. A reconciliation and discussion of our GAAP to non-GAAP financial measures.

Overview
GoPro helps the world capture and share itself in immersive and exciting ways. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. When consumers use our cameras, accessories, and subscription and services, they often generate and share content that organically increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our cameras, accessories and subscription and services. We believe revenue growth may be driven by the introduction of new cameras, accessories, lifestyle gear, and software and subscription offerings. We believe new camera features drive a replacement cycle among existing users and attract new users, expanding our total addressable market. Our investments in image stabilization, mobile app editing and sharing solutions, modular accessories including lens mods, auto-upload capabilities, local language user-interfaces and voice recognition in more than 11 languages with 6 accents are designed to drive the expansion of our global market.
In September 2025, we began shipping our True 8-K MAX2 waterproof 360-camera featuring 10-bit color video in 8K at 30 frames per second (FPS), 29-megapixel resolution for 360-degree photos, and easily replaceable lenses made from water-repelling optical glass. In addition, MAX2 includes in-camera POV and Selfie Video Modes, six built-in microphones that provide 360 audio and wireless Bluetooth functionality, built-in GPS, MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, and MAX SuperView. MAX HyperSmooth provides high performance video stabilization, while MAX SuperView provides a wide field of view. Our MAX2 camera also includes a MAX Enduro battery which increases recording time and improves cold-weather performance. The Quik app includes editing tools for our MAX2 camera such as AI Object Tracking and MotionFrame editing.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Also in September 2025, we began shipping our compact lifestyle camera, LIT HERO, which can shoot videos in 4K at 60 FPS, capture photos with 12-megapixel resolution, has a slow-motion setting of up to 4K at 60 FPS, includes a built-in light, is waterproof up to 16 feet, and weighs 93 grams. The LIT HERO camera captures content with a wide field of view lens so that HyperSmooth image stabilization can be applied in the Quik app.
In September 2024, we began shipping our HERO13 Black flagship camera that includes our GP2 processor, HyperSmooth 6.0 image stabilization, hybrid-log gamma (HLG) high dynamic range (HDR) photos and videos in 5.3K at 60 FPS and 4K at 60 FPS, and a higher capacity battery resulting in longer runtimes and improved thermal performance. HyperSmooth 6.0 image stabilization features AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while supporting 360-degree Horizon Lock. The HERO13 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view, Superview and Horizon Leveling. The HERO13 Black also includes a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. In March 2025, we shipped a limited edition HERO13 Black in a Polar White colorway, and in June 2025, we shipped another limited edition HERO13 Black in a Forest Green colorway, both of which included all of the features of our flagship camera. We also offer our Ultra Wide Lens Mod, Macro Lens Mod, Anamorphic Lens Mod and a ND Filter 4-Pack for HERO13 Black. The Ultra Wide Lens Mod allows for an ultra wide-angle digital lens for 4K video at 60 FPS, the Macro Lens Mod allows the HERO13 Black to focus on objects 4x closer than prior generation cameras, and the Anamorphic Lens Mod captures ultra wide-angle footage with reduced distortion and lets anyone tell their stores using the 21:9 aspect ratio used in feature films. The ND Filter 4-Pack allows the HERO13 Black to create motion blur. Additionally, we offer our HERO13 Black Creator Edition, which combines the HERO13 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.
Our HERO13 Black, HERO13 Black Creator Edition, LIT HERO, HERO, HERO12 Black, HERO12 Black Creator Edition, MAX2, and MAX cameras are compatible with our ecosystem of mountable and wearable accessories.
We offer our Premium subscription, which includes unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 gigabytes (GB) of non-GoPro content, the delivery of highlight videos automatically via our mobile app when GoPro camera footage is uploaded to the user’s GoPro cloud account using Auto Upload or when GoPro camera footage is uploaded to the user’s GoPro cloud account via the user’s mobile phone. Our Premium subscription also provides access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro cameras, gear, mounts and accessories. In February 2024, we launched our Premium+ subscription which includes cloud storage up to 500 GB of non-GoPro content, HyperSmooth Pro and all of the same features included in the Premium subscription.
In addition to the Premium+ and Premium subscriptions, we offer our Quik subscription which makes it easy for users to get the most out of their favorite photos and videos, captured on any phone or camera, using our Quik mobile app’s editing tools. These editing tools include features such as trim, color, crop, filtering, auto-sync of edits to music, and the ability to change video speed. We also offer our GoPro Reframe plugin for Adobe Premier Pro and Adobe After Effects which provides users with creative control over footage and enabling reframing, animated movements, motion blur transitions, and adjustments to lens curvature.
We continue to monitor the current evolving macroeconomic landscape. Inflation, fluctuating interest rates, tariffs and recession concerns places increasing pressure on many areas of our business, including hardware and software product pricing, operating expenses, component pricing and consumer spending. In the past, the strength of the U.S. dollar relative to other foreign currencies largely impacted our revenue and gross margin. Revenue from the U.S. was 48.7% and 34.0% of revenue in nine months ended September 30, 2025 and 2024, respectively. If the U.S. dollar strengthens relative to other foreign currencies in the future, our financial results will be negatively impacted. See Item 1A. Risk Factors for further discussion of the possible impact of evolving macroeconomic conditions on our business.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following is a summary of measures presented in our condensed consolidated financial statements and key metrics used to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

% Change
(units and dollars in thousands, except per share amounts)	Q3 2025	Q2 2025	Q3 2024	Q3 2025 vs. Q2 2025	Q3 2025 vs. Q3 2024
Revenue	$162,918	$152,643	$258,898	7%	(37)%
Camera units shipped (1)	459	408	881	13%	(48)%
Gross margin (2)	35.1%	35.8%	35.5%	(70)	bps	(40)	bps
Operating expenses	$73,052	$68,670	$99,857	6%	(27)%
Net loss	$(21,252)	$(16,422)	$(8,211)	29%	159%
Diluted net loss per share	$(0.13)	$(0.10)	$(0.05)	30%	160%
Cash provided by (used in) operations	$12,162	$8,752	$(2,244)	39%	(642)%

Other financial information:
Adjusted EBITDA (3)	$(7,903)	$(5,690)	$5,447	39%	(245)%
Non-GAAP net loss (4)	$(13,907)	$(11,957)	$(463)	16%	2,904%
Non-GAAP diluted net loss per share	$(0.09)	$(0.08)	$(0.00)	13%	100%
(1)     Represents the number of camera units that are shipped during a reporting period, net of any returns.
(2)    One basis point (bps) is equal to 1/100th of 1%.
(3)     We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of income tax expense (benefit), interest income, interest expense, depreciation and amortization, point of purchase (POP) display amortization, stock-based compensation, (gain) loss on insurance proceeds, (gain) loss on extinguishment of debt, restructuring and other costs, including right-of-use asset impairment charges (if applicable), and goodwill impairment charges.
(4)    We define non-GAAP net income (loss) as net income (loss) adjusted to exclude stock-based compensation, acquisition-related costs, restructuring and other costs, including right-of-use asset impairment charges (if applicable), (gain) loss on insurance proceeds, (gain) loss on extinguishment of debt, gain on sale and/or license of intellectual property, goodwill impairment charges, and income tax adjustments. Acquisition-related costs include the amortization of acquired intangible assets and impairment charges (if applicable), as well as third-party transaction costs for legal and other professional services.
Reconciliations of GAAP measures to the most directly comparable non-GAAP adjusted measures and explanations for why we consider non-GAAP measures to be helpful for investors are presented under Non-GAAP Financial Measures.
Third Quarter 2025 financial performance
Revenue for the third quarter of 2025 was $162.9 million, which represented a 37.1% decrease from the same period in 2024 of $258.9 million. The year-over-year decrease in revenue and camera units shipped was primarily due to the timing and mix of product launches in the third quarter of 2025 and 2024. Camera units shipped in the third quarter of 2025 decreased 47.9% year-over-year to 459 thousand, compared to 881 thousand in the same period in 2024. In the third quarter of 2025, our average selling price increased 20.6% year-over-year to $355. Average selling price is defined as total reported revenue divided by camera units shipped. Our third quarter of 2025 camera revenue mix from cameras with an MSRP equal to or greater than $400 was 72% compared to 74% for the same period in 2024. Retail revenue was $122.9 million in the third quarter of 2025 and represented 75.4% of total revenue, compared to 80.3% of total revenue for the same period in 2024. GoPro.com revenue, which includes subscription and service revenue, was $40.0 million in the third quarter of 2025 and represented 24.6% of total revenue, compared to 19.7% of total revenue for the same period in 2024. Third quarter overall subscription attach rate from both sales on GoPro.com and from post-camera purchases at retail improved sequentially from 54% to 57% and was up from 45% in the prior year quarter. Our aggregate retention rate for annual subscribers was 68% in the third quarter of 2025, compared to 67% in the same period in 2024. Our gross margin percentage for the third quarter of 2025 was 35.1%, compared to 35.5% in the same period in 2024. Net loss for the third quarter of 2025 was $21.3 million, compared to a net loss of $8.2 million for the same period in

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2024. Adjusted EBITDA for the third quarter of 2025 was negative $7.9 million, compared to positive $5.4 million in the same period in 2024.
Our overall subscription attach rate from camera purchases through both GoPro.com and at retail represents the number of new GoPro subscribers in the period over the corresponding number of estimated camera units sold through both GoPro.com and retail channels. Our aggregate retention rate for annual subscribers represents the percent of annual subscribers that renewed their subscription in the period, over the total corresponding renewal events.
Factors affecting performance
We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to operate our business and improve our results of operations.
Driving profitability through improved efficiency, lower costs, and better execution. We incurred operating losses in the first nine months of 2025 and for the full year 2024. We continue to make strategic decisions to drive volume, growth, and profitability in our business. Restructuring actions in 2024 and prior restructuring actions, along with continued cost management have resulted in a more efficient global organization that has allowed for improved communication and alignment among our functional teams. We are changing our approach to operate in a leaner, more focused manner that we believe is sustainable and strategic for long-term success and improved financial performance. This includes pursuing a hardware and software product roadmap we believe will drive innovation, differentiation, and growth. In the longer term, this includes increasing our total addressable market by introducing new, innovative hardware and software products, increasing unit sales volume of our new and existing products, and increasing our subscriber base. Our expectation is that sales from our retail channel will continue to increase relative to sales on GoPro.com. While growth in subscribers and subscription and service revenue has slowed, we continue to make strategic decisions to enhance our subscription offerings to grow subscribers and increase subscriber retention that results in an increase in subscription and service revenue.
Investing in research and development and enhancing our customer experience. Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled and experienced research and development personnel. We expect the timing of new hardware product releases to continue to have a significant impact on our revenue and we must continually develop and introduce innovative new cameras, software, and other new offerings. We plan to further build upon our integrated mobile and cloud-based storytelling solutions, as well as our subscription offerings. Our investments, including those for marketing and advertising, and those related to development efforts associated with our most recent acquisition, may not successfully drive increased revenue and our customers may not accept our new offerings. Further, we have and will continue to incur substantial research and development expenses and if our efforts are not successful, we may not recover the value of these investments.
Improving profitability. We believe that our continued focus on growing our total addressable market from our retail and GoPro.com channels, including subscription and service revenue, and broadening our range of hardware products will support our ability to return to profitability on an annual basis due to timely and effective product launches, increases in unit volume, subscribers and related revenue, and continued operating expense control. While the total market for digital imagery has seen an increase in competition, we believe that our consumers’ differentiated use of GoPro cameras, our mobile app and cloud solutions, our continued innovation of product features desired by our users, and our brand, all help support our competitiveness within the market for digital cameras. However, we expect that the markets in which we conduct our business will remain highly competitive as we face new or improved product introductions from competitors such as enhanced phone capabilities and technology-enabled glasses. Sales in international locations subject us to foreign currency exchange rate fluctuations and regional macroeconomic conditions that may cause us to adjust pricing which may make our hardware and software products more or less attractive to the consumer. Continued fluctuations in foreign currency exchange rates and regional macroeconomic conditions could have a continued impact on our future operating results. Our profitability also depends on the continued success of our subscription and service offerings.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Marketing the improved GoPro experience. We intend to focus our marketing resources on highlighting our camera features, subscription and service benefits, and further improve brand recognition. Historically, our growth has largely been fueled by the adoption of our hardware products by people looking to self-capture images of themselves participating in exciting physical activities. Our goal of returning to profitability depends on continuing to reach, expand and re-engage with this core user base in alignment with our strategic priorities. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.
Seasonality. Historically, we have typically experienced the highest levels of total revenue and channel inventory sell-through in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. However, total revenue in the fourth quarter of 2024 did not continue this trend due to a number of factors, including macroeconomic conditions, competition, and a delay in an expected hardware product release. In the fourth quarter of 2024, channel inventory sell-through continued the historical trend. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions, whether just prior to the holiday season or otherwise, and forecasting, are critical to our operations and financial performance.
Macroeconomic risks. Macroeconomic conditions affecting the level of consumer spending include market volatility and fluctuations in tariffs, foreign exchange rates, inflation, and interest rates. Some hardware product costs have become subject to inflationary pressure, and we may not be able to fully offset such higher costs through price increases.

Results of Operations
The following table sets forth the components of our condensed consolidated statements of operations for each of the periods presented, and each component as a percentage of revenue:

	Three months ended September 30,				Nine months ended September 30,
(dollars in thousands)	2025		2024		2025		2024
Revenue	$162,918	100%	$258,898	100%	$449,869	100%	$600,591	100%
Cost of revenue	105,751	65	167,052	65	294,890	66	398,997	66
Gross profit	57,167	35	91,846	35	154,979	34	201,594	34
Operating expenses:
Research and development	34,603	21	44,328	17	94,663	21	135,872	23
Sales and marketing	24,956	15	40,686	16	73,489	16	117,185	20
General and administrative	13,493	8	14,843	6	43,327	10	44,470	7
Goodwill impairment	—	—	—	—	18,600	4	—	—
Total operating expenses	73,052	44	99,857	39	230,079	51	297,527	50
Operating loss	(15,885)	(9)	(8,011)	(4)	(75,100)	(17)	(95,933)	(16)
Other income (expense):
Interest expense	(2,715)	(2)	(808)	1	(4,948)	(1)	(2,272)	—
Other income (expense), net	(1,881)	(1)	2,691	1	(603)	—	4,710	—
Total other income (expense), net	(4,596)	(3)	1,883	2	(5,551)	(1)	2,438	—
Loss before income taxes	(20,481)	(12)	(6,128)	(2)	(80,651)	(18)	(93,495)	(16)
Income tax expense	771	—	2,083	1	3,732	1	301,625	50
Net loss	$(21,252)	(12)%	$(8,211)	(3)%	$(84,383)	(19)%	$(395,120)	(66)%

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Revenue

(camera units and dollars in thousands, except average selling price)	Three months ended September 30,			Nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Camera units shipped	459	881	(48)%	1,252	1,850	(32)%

Average selling price	$355	$294	21	$359	$325	10

Retail	$122,916	$207,934	(41)	$328,279	$451,352	(27)
Percentage of revenue	75.4%	80.3%		73.0%	75.2%
GoPro.com	$40,002	$50,964	(22)	$121,590	$149,239	(19)
Percentage of revenue	24.6%	19.7%		27.0%	24.8%
Total revenue	$162,918	$258,898	(37)%	$449,869	$600,591	(25)%

Americas	$91,901	$109,332	(16)%	$272,536	$274,648	(1)%
Percentage of revenue	56.4%	42.2%		60.6%	45.7%
Europe, Middle East and Africa (EMEA)	$49,073	$84,416	(42)	$124,277	$200,907	(38)
Percentage of revenue	30.1%	32.6%		27.6%	33.5%
Asia and Pacific (APAC)	$21,944	$65,150	(66)	$53,056	$125,036	(58)
Percentage of revenue	13.5%	25.2%		11.8%	20.8%
Total revenue	$162,918	$258,898	(37)%	$449,869	$600,591	(25)%
Revenue for the third quarter of 2025 was $162.9 million, which represented a 37.1% decrease from the same period in 2024. The year-over-year decrease in revenue and camera units shipped was primarily due to the timing and mix of product launches in the third quarter of 2025 and 2024. Camera units shipped in the third quarter of 2025 decreased 47.9% year-over-year to 459 thousand, compared to 881 thousand in the same period in 2024. Our third quarter of 2025 average selling price increased 20.6% year-over-year to $355. Our third quarter of 2025 camera revenue mix from cameras with an MSRP equal to or greater than $400 was 72%, compared to 74% for the same period in 2024. Retail revenue was $122.9 million in the third quarter of 2025 and represented 75.4% of total revenue, compared to 80.3% of total revenue for the same period in 2024. GoPro.com revenue, which includes subscription and service revenue, was $40.0 million in the third quarter of 2025 and represented 24.6% of total revenue, compared to 19.7% of total revenue for the same period in 2024.
Revenue for the first nine months of 2025 was $449.9 million, which represented a 25.1% decrease from the same period in 2024. The decrease in revenue and camera units shipped was primarily due to the timing and mix of product launches in the first nine months of 2025 and 2024, consumer-related macroeconomic issues resulting in a softer global consumer market, and an increasingly global competitive landscape. Camera units shipped in the first nine months of 2025 decreased 32.3% year-over-year to 1.3 million, compared to 1.9 million in the same period in 2024. In the first nine months of 2025, our average selling price increased 10.6% year-over-year to $359, and our camera revenue mix from cameras with an MSRP equal to or greater than $400 was 73%, compared to 74% for the same period in 2024. Retail revenue was $328.3 million for the first nine months of 2025 and represented 73.0% of total revenue, compared to 75.2% of total revenue for the same period in 2024. GoPro.com revenue was $121.6 million for the first nine months of 2025 and represented 27.0%, compared to 24.8% of total revenue for the same period in 2024.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cost of revenue and gross margin

	Three months ended September 30,				Nine months ended September 30,
(dollars in thousands)	2025	2024	% Change		2025	2024	% Change
Cost of revenue	$105,510	$166,690	(37)%		$294,160	$397,716	(26)%
Stock-based compensation	238	349	(32)		726	1,103	(34)
Restructuring costs	3	13	(77)		4	178	(98)
Total cost of revenue	$105,751	$167,052	(37)%		$294,890	$398,997	(26)%
Gross margin	35.1%	35.5%	(40)	bps	34.4%	33.6%	80	bps
Gross margin of 35.1% for the third quarter of 2025 decreased from 35.5% in the same period of 2024, or 40 bps, primarily driven by higher tariff costs (400 bps), partially offset by an increase in subscription and service revenue as a percentage of total revenue (240 bps) and a favorable product mix (120 bps).
Gross margin of 34.4% in the first nine months of 2025 increased from 33.6% in the same period of 2024, or 80 bps, primarily driven by product mix and less sales promotional activity (290 bps) and an increase in subscription and service revenue as a percentage of total revenue (220 bps), partially offset by an increase in camera costs (250 bps) and higher tariff costs (180 bps).
Research and development

	Three months ended September 30,			Nine months ended September 30,
(dollars in thousands)	2025	2024	% Change	2025	2024	% Change
Research and development	$31,546	$39,365	(20)%	$84,831	$119,408	(29)%
Stock-based compensation	2,573	3,669	(30)	8,074	11,950	(32)
Acquisition-related costs	468	469	—	1,406	1,094	29
Restructuring costs	16	825	(98)	352	3,420	(90)
Total research and development	$34,603	$44,328	(22)%	$94,663	$135,872	(30)%
Percentage of revenue	21.2%	17.1%		21.0%	22.6%
The year-over-year decrease of $9.7 million, or 21.9%, in total research and development expense for the third quarter of 2025 compared to the same period of 2024 was primarily driven by a $4.7 million decrease in cash-based personnel-related costs, a $3.5 million decrease in consulting and professional services, and a $1.1 million decrease in stock-based compensation expense.
The year-over-year decrease of $41.2 million, or 30.3%, in total research and development expense in the first nine months of 2025 compared to the same period of 2024 was primarily driven by a $16.9 million decrease in cash-based personnel-related costs, a $15.8 million decrease in consulting and professional services primarily due to the substantial completion of our next generation system-on-chip in 2024, a $3.9 million decrease in stock-based compensation expense, a $3.1 million decrease in restructuring costs, and a $0.9 million decrease in allocated facilities, depreciation, and supporting overhead expenses.
Sales and marketing

	Three months ended September 30,			Nine months ended September 30,
(dollars in thousands)	2025	2024	% Change	2025	2024	% Change
Sales and marketing	$24,117	$38,686	(38)%	$70,324	$110,426	(36)%
Stock-based compensation	885	1,603	(45)	2,702	4,892	(45)
Restructuring costs	(46)	397	(112)	463	1,867	(75)
Total sales and marketing	$24,956	$40,686	(39)%	$73,489	$117,185	(37)%
Percentage of revenue	15.3%	15.7%		16.3%	19.5%

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The year-over-year decrease of $15.7 million, or 38.7%, in total sales and marketing expense for the third quarter of 2025 compared to the same period of 2024 was primarily driven by a $9.2 million decrease in advertising and marketing expenses, primarily attributable to online campaigns, activation events and sponsorships, a $2.4 million decrease in cash-based personnel-related costs, a $1.7 million decrease in consulting and professional services, a $0.7 million decrease in stock-based compensation expense, a $0.4 million decrease in restructuring costs, a $0.4 million decrease in travel related expenses, and a $0.3 million decrease in allocated facilities, depreciation, and supporting overhead expenses.
The year-over-year decrease of $43.7 million, or 37.3%, in total sales and marketing expense in the first nine months of 2025 compared to the same period of 2024 was primarily driven by a $24.7 million decrease in advertising and marketing expenses, primarily attributable to online campaigns, sponsorships and activation events, a $6.9 million decrease in cash-based personnel-related costs, a $5.3 million decrease in consulting and professional services, a $2.2 million decrease in stock-based compensation expense, a $1.4 million decrease in restructuring costs, a $1.1 million decrease in allocated facilities, depreciation, and supporting overhead expenses, and a $0.8 million decrease in travel related expenses.
General and administrative

	Three months ended September 30,			Nine months ended September 30,
(dollars in thousands)	2025	2024	% Change	2025	2024	% Change
General and administrative	$12,416	$12,930	(4)%	$37,694	$36,509	3%
Stock-based compensation	967	1,751	(45)	3,647	5,988	(39)
Acquisition-related costs	9	15	(40)	12	796	(98)
Restructuring costs	101	147	(31)	1,974	1,177	68
Total general and administrative	$13,493	$14,843	(9)%	$43,327	$44,470	(3)%
Percentage of revenue	8.3%	5.7%		9.6%	7.4%
The year-over-year decrease of $1.4 million, or 9.1%, in total general and administrative expense for the third quarter of 2025 compared to the same period of 2024 was primarily driven by a $1.0 million decrease in cash-based personnel-related costs and a $0.8 million decrease in stock-based compensation expense, partially offset by a $0.3 million increase in allocated facilities and supporting overhead expenses, and a $0.3 million increase in consulting and professional services.
The year-over-year decrease of $1.1 million, or 2.6%, in total general and administrative expense for the first nine months of 2025 compared to the same period of 2024 was primarily driven by a $3.6 million decrease in cash-based personnel-related costs, a $2.3 million decrease in stock-based compensation expense, and a $0.8 million decrease in acquisition-related costs, partially offset by a $4.6 million increase in consulting and professional services, a $0.8 million increase in restructuring costs, and a $0.2 million increase in allocated facilities and supporting overhead expenses.
Restructuring costs
Third quarter 2024 restructuring. In August 2024, we approved a restructuring plan (the Original Restructuring Plan) and in October 2024, we approved an amended restructuring plan (the Updated Restructuring Plan). In connection with the Original Restructuring Plan and Updated Restructuring Plan, we reduced our global workforce by 25% compared to our headcount ending Q2 2024, and we recorded restructuring charges of $18.7 million, including $12.7 million related to severance and $6.0 million of project cancellation costs.
First quarter 2024 restructuring. In March 2024, we approved a restructuring plan to reduce operating costs and drive stronger operating leverage by reducing our global workforce by approximately 4% and closing certain office space. Under the first quarter 2024 restructuring plan, we recorded restructuring charges of $2.3 million related to severance, $3.3 million related to a right-of-use asset impairment upon ceasing the use of part of our headquarters campus and $0.6 million related to office space charges. The right-of-use asset impairment charge was recorded as a restructuring expense, primarily in the operating expense financial statement line items in the condensed consolidated statements of operations. The unused portion of our headquarters campus has its own

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
identifiable expenses and is not dependent on other parts of our business, and thus was considered its own asset group. As a result, we impaired the carrying value of the related right-of-use asset to its estimated fair value using the discounted cash flows method. The discounted future cash flows were based on a discount rate based on the weighted-average cost of capital. As of March 31, 2025, all restructuring charges related to the first quarter 2024 restructuring plan have been paid.
See Note 12 Restructuring charges, to the Notes to condensed consolidated financial statements.
Other income (expense)

	Three months ended September 30,			Nine months ended September 30,
(dollars in thousands)	2025	2024	% Change	2025	2024	% Change
Interest expense	$(2,715)	$(808)	236%	$(4,948)	$(2,272)	118%
Other income (expense), net	(1,881)	2,691	(170)	(603)	4,710	(113)
Total other income (expense), net	$(4,596)	$1,883	(344)%	$(5,551)	$2,438	(328)%
Total other income (expense), net was expense of $4.6 million for the third quarter of 2025 compared to income of $1.9 million in the same period of 2024. The year-over-year change of $6.5 million was primarily due to a $2.6 million loss on the revaluation of the warrants issued in connection with the 2025 Credit Agreement as discussed in Note 5 Financing arrangements, a $1.9 million increase in cash interest expense primarily related to the 2025 Credit Agreement and draws on our 2021 Credit Agreement, and a $1.0 million gain on the sale of intellectual property in the prior year quarter.
Total other income (expense), net was expense of $5.6 million for the first nine months of 2025 compared to income of $2.4 million in the same period of 2024. The year-over-year change of $8.0 million was primarily due to a $2.7 million increase in cash interest expense primarily related to the 2025 Credit Agreement and draws on our 2021 Credit Agreement, a $2.6 million loss on the revaluation of the warrants issued in connection with the 2025 Credit Agreement as discussed in Note 5 Financing arrangements, and a $2.1 million decrease in interest income primarily due to an overall lower cash and investments balance in the first nine months of 2025.
Income taxes

	Three months ended September 30,			Nine months ended September 30,
(dollars in thousands)	2025	2024	% Change	2025	2024	% Change
Income tax expense	$771	$2,083	(63)%	$3,732	$301,625	(99)%
We recorded an income tax expense of $0.8 million for the three months ended September 30, 2025 on pre-tax net loss of $20.5 million. Our income tax expense for the three months ended September 30, 2025 primarily resulted from a tax expense of $0.7 million on pre-tax book income in certain tax jurisdictions, discrete items that included $1.1 million of nondeductible equity tax expense for employee stock-based compensation, and tax expense of $0.1 million related to restructuring charges, partially offset by a net decrease in the valuation allowance of $1.3 million.
We recorded an income tax expense of $3.7 million for the nine months ended September 30, 2025 on pre-tax net loss of $80.7 million. Our income tax expense for the nine months ended September 30, 2025 primarily resulted from a tax expense of $4.0 million on pre-tax book income in certain tax jurisdictions and discrete items that included $3.7 million of nondeductible equity tax expense for employee stock-based compensation, partially offset by a net decrease in the valuation allowance of $3.3 million, an income tax benefit of $0.4 million related to restructuring charges, a net tax benefit on goodwill impairment of $0.3 million and foreign provision to income tax return adjustments of $0.2 million.
Each quarter, we assess the realizability of our deferred tax assets under ASC Topic 740. We assess available positive and negative evidence to estimate whether sufficient future taxable income will be generated to realize our deferred tax assets. In the assessment for the period ended September 30, 2025, we concluded that it remains more likely than not that our United States federal and state deferred tax assets would not be realizable. We will continue to monitor our financial results and future projections to assess the realizability of our deferred

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
tax assets. In the event there is a need to release the valuation allowance, a corresponding tax benefit would be recognized. Our foreign deferred tax assets in each jurisdiction are supported by taxable income or in the case of acquired companies, by the future reversal of deferred tax liabilities. It is more likely than not that our foreign deferred tax assets will be realized and thus, a valuation allowance is not required on our foreign deferred tax assets.
On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law which makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, U.S. research and experimental cost expensing, and the business interest expense limitation. ASC 740, Income Taxes, requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which new tax legislation is enacted. We have evaluated the OBBBA enacted during the third quarter of 2025 and estimated its impact on the condensed consolidated financial statements to be immaterial.
See Note 9 Income taxes, to the Notes to condensed consolidated financial statements for additional information.

Liquidity and Capital Resources
The following table presents selected financial information as of September 30, 2025 and December 31, 2024:

(dollars in thousands)	September 30, 2025	December 31, 2024
Cash and cash equivalents	$58,431	$102,811
Marketable securities	—	—
Total cash, cash equivalents and marketable securities	$58,431	$102,811
Percentage of total assets	11%	19%
Our primary source of cash is receipts from sales of our hardware products, and subscription and service. Other sources of cash are from proceeds from the issuance of convertible notes, borrowings under our credit facility and credit agreement, employee participation in the employee stock purchase plan, the exercise of employee stock options, and facility subleases. Our primary uses of cash are for inventory procurement, payroll-related expenses, general operating expenses, including advertising, marketing, office rent, purchases of property and equipment, other costs of revenue, share repurchases, repurchases of convertible notes, acquisitions, interest, and taxes.
Our liquidity position has been historically impacted by seasonality, which is primarily driven by higher revenues during the second half of the year as compared to the first half. For example, net cash used in operating activities during the second half of 2024 was $27.3 million, compared to cash used in operating activities of $97.8 million during the first half of 2024.
As of September 30, 2025, our cash, cash equivalents, and marketable securities totaled $58.4 million, and we had restricted cash of $94.3 million, which will be used to pay the 2025 Notes and related interest upon maturity in November 2025. The overall cash used in operating activities of $36.3 million for the nine months ended September 30, 2025 was primarily attributable to a net loss of $84.4 million, partially offset by net cash inflows from other non-cash expenses of $23.0 million, an $18.6 million goodwill impairment charge, and changes in our working capital of $6.5 million. Working capital changes for the nine months ended September 30, 2025 of $6.5 million were the result of a decrease in inventory of $36.7 million, partially offset by a decrease in accounts payable and other liabilities of $22.3 million, a decrease in deferred revenue of $4.6 million, an increase in prepaid expenses and other assets of $2.1 million, and an increase in accounts receivables of $1.2 million. As of September 30, 2025, $2.3 million of cash was held by our foreign subsidiaries.
2021 Credit Facility
In January 2021, we entered into a Credit Agreement which provides for a revolving credit facility (2021 Credit Facility) under which we may borrow up to an aggregate amount of $50.0 million. In March 2023 and August 2025, we amended the 2021 Credit Agreement (collectively, the 2021 Credit Agreement). The 2021 Credit Agreement will terminate, and any outstanding borrowings become due and payable in January 2027.
The amount that may be borrowed under the 2021 Credit Agreement may be based on a customary borrowing

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
base calculation if our Asset Coverage Ratio is at any time less than 1.50. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) our cash and cash equivalents in the United States plus specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of our accounts receivable and certain inventory to (ii) $50.0 million.
Borrowed funds accrue interest at the greater of (i) a per annum rate equal to the base rate plus a margin of from 0.50% to 1.00% depending on our Asset Coverage Ratio or (ii) a per annum rate equal to the Secured Overnight Financing Rate plus a 10 basis point premium and a margin of from 1.50% to 2.00% depending on our Asset Coverage Ratio. We are required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.25% per annum. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of our United States subsidiaries and secured by a first priority security interest in substantially all of our assets and certain of our subsidiaries (including intellectual property registrations and applications, which is subject to an intercreditor agreement).
The 2021 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants. We are required to maintain Liquidity (the sum of unused availability under the credit facility and our Qualified Cash) of at least $40.0 million from the date we entered into the 2025 Credit Agreement as discussed in Note 5 Financing arrangements through October 30, 2025, $45.0 million from October 31, 2025 through November 14, 2025, $50.0 million from November 15, 2025 through November 30, 2025, and $55.0 million from December 1, 2025 through the maturity date (of which at least $40.0 million shall be attributable to Qualified Cash during all periods), or, if the borrowing base is then in effect, minimum unused availability under the credit facility of at least $10.0 million.
As of September 30, 2025, we were in compliance with all financial covenants contained in the 2021 Credit Agreement. There is an outstanding letter of credit under the 2021 Credit Agreement of $5.2 million for certain duty-related requirements which was not collateralized by any cash on hand. We had fully drawn on our 2021 Credit Agreement as of September 30, 2025.
2025 Credit Agreement
On August 4, 2025, we entered into a Credit Agreement with Farallon Capital Management, L.L.C., as administrative agent and collateral agent (the Agent), and Mateo Financing LLC (the Lender). In November 2025, we amended the Credit Agreement (collectively, the 2025 Credit Agreement). The 2025 Credit Agreement provides for a second lien credit facility up to $50.0 million (the 2025 Term Loan). The 2025 Credit Agreement will mature, and any outstanding borrowings become due and payable on January 22, 2028.
Borrowed funds accrue interest, at our option, at a rate equal to (i) the applicable one or three-month secured overnight financing rate (SOFR) plus 7.5%, or (ii) the Base Rate plus 6.50%. The base rate is defined as the greatest of (i) the Wall Street Journal prime rate, (ii) the federal funds rate plus 0.50% or (iii) a per annum rate equal to the SOFR plus 1.00%. During an event of default, the applicable interest rates are increased by 2.0% per annum. For Base Rate loans, we will pay interest on a quarterly basis and at the maturity date. For SOFR rate loans, we will pay interest at least quarterly, or more frequently, as defined in the 2025 Credit Agreement, and at the maturity date. We will make quarterly principal payments on the 2025 Term Loan, with the remaining principal due on the maturity date. Under the 2025 Credit Agreement, we may be obligated to pay additional amounts which would allow for a minimum return, as defined by the 2025 Credit Agreement. The 2025 Term Loan is subject to mandatory prepayment in certain cases involving asset dispositions, debt issuances, certain receipts of cash proceeds from insurance and other extraordinary receipts, and change in control. We are required to apply 25% of excess cash flow to repay the 2025 Term Loan. Prepayments of the 2025 Term Loan, whether optional, mandatory, before, on or after January 22, 2028, or as a result of any acceleration of the 2025 Term Loan as a result of an event of default, require a prepayment premium in an amount set forth in the 2025 Credit Agreement. Amounts owed under the 2025 Credit Agreement are guaranteed by certain domestic subsidiaries, and are secured by a second lien security interest in substantially all of our assets and certain of our subsidiaries.
The 2025 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants, including financial covenants. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain investments, dividends, stock repurchases and other matters, all subject to certain exceptions. The financial covenants require (a) us to maintain liquidity (defined as unrestricted cash, cash

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
equivalents and availability under the 2021 Credit Agreement) of at least $40.0 million; (b) us not to have EBITDA (as defined in the 2025 Credit Agreement) of (i) less than $10.0 million for the fiscal quarter ending December 31, 2025, (ii) less than negative $12.5 million, subject to adjustment, for the period of four consecutive fiscal quarters ending March 31, 2026, (iii) less than zero, subject to adjustment, for the period of four consecutive fiscal quarters ending June 30, 2026, (iv) less than $25.0 million, subject to adjustment, for the period of four consecutive fiscal quarters ending September 30, 2026 or (v) less than $40.0 million for any period of four consecutive fiscal quarters ending on or after December 31, 2026; and (c) us not to permit an asset coverage ratio (defined as the ratio of (x) the sum of unrestricted cash, cash equivalents, and certain accounts and inventory, divided by (y) the sum of accounts payable and total debt) of less than (i) on or prior to December 31, 2025, 1.25:1.00 or (ii) thereafter, 1.15:1.00. The EBITDA thresholds for the period of four consecutive fiscal quarters ending in 2026 are subject to potential adjustments in the event of a reduction in tariff amounts in Malaysia or Thailand (or both) to a level that is 10% or lower, as described in further detail in the 2025 Credit Agreement. To the extent there are adjustments to the tariff rates of only one of the countries, the corresponding adjustments will be apportioned accordingly. Additionally, from August 4, 2025 through the maturity of the 2025 Notes, the 2025 Credit Agreement requires us to hold the full amount due upon the maturity of the 2025 Notes in a restricted account.
The 2025 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events. An event of default would also occur in the event we fail to maintain the listing of our common stock on the Nasdaq stock market for a period of 30 consecutive days. The occurrence of an event of default could result in the acceleration of the obligations under the 2025 Credit Agreement and 2021 Credit Agreement.
As of September 30, 2025, the outstanding principal under the 2025 Term Loan was $50.0 million, and we were in compliance with all of the financial covenants contained in the 2025 Credit Agreement.
On August 4, 2025, as amended on November 5, 2025, and in connection with the 2025 Credit Agreement, we issued an aggregate of 11,076,968 warrants to purchase shares of our common stock at an exercise price of $0.75. The warrants may be exercised at any time prior to 5:00 p.m. Eastern time, on August 1, 2035. Any warrants not exercised prior to such time will expire.
Convertible Notes
In November 2020, we issued $143.8 million aggregate principal amount of 2025 Notes in a private placement to purchasers for resale to qualified institutional buyers. In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes, reducing the amount owed on the 2025 Notes to $93.8 million. The 2025 Notes mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock subject to certain conditions. We plan to repay the 2025 Notes in cash on or prior to maturity with restricted cash on hand as of September 30, 2025. Prior to August 15, 2025, the 2025 Notes were convertible at the option of the holder. We pay interest on the 2025 Notes semi-annually, which is due on May 15 and November 15 of each year.
In connection with the offering of the 2025 Notes, we entered into privately negotiated capped call transactions with certain financial institutions (Capped Calls). We used $10.2 million of the net proceeds from the sale of the 2025 Notes to purchase the Capped Calls and $56.2 million of the net proceeds to repurchase $50.0 million of the $175.0 million aggregate principal amount of the 2022 Notes, which we issued in April 2017. The remaining net proceeds were used for general corporate purposes.
As market and financial conditions warrant, we may, from time to time, repurchase our outstanding debt securities in the open market, in privately negotiated transactions, by tender offer, by exchange transaction or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity and other factors and may be commenced or suspended at any time. The amounts involved and total consideration paid may be material.
There have been no significant changes to our contractual obligations and commitments disclosed in our 2024 Annual Report.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity
The accompanying condensed consolidated financial statements have been prepared assuming we will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. In the nine months ended September 30, 2025, our performance continued to be impacted by consumer related-macroeconomic issues resulting in a softer global consumer market, an increasingly global competitive landscape and the delay of our next generation 360-camera MAX2, which was introduced in September 2025. During the nine months ended September 30, 2025 and 2024, revenue was $449.9 million and $600.6 million, respectively, representing a 25.1% decline year-over-year. As a result, we incurred operating losses of $75.1 million and operating cash outflows of $36.3 million during the nine months ended September 30, 2025. As of September 30, 2025 and December 31, 2024, we had cash and cash equivalents of $58.4 million and $102.8 million, respectively, and an accumulated deficit of $766.0 million and $681.6 million, respectively. We also had $94.3 million of restricted cash as of September 30, 2025, which will be used to pay the 2025 Notes and related interest upon maturity in November 2025. We had fully drawn on our 2021 Credit Agreement as of September 30, 2025.
We have considered and assessed our ability to continue as a going concern for at least 12 months from the issuance of these condensed consolidated financial statements. Our assessment included the preparation of a cash flow forecast taking into account the restructuring actions already implemented in 2024 and the 2025 Credit Agreement, as discussed in Note 5 Financing arrangements, which provided $50.0 million in August 2025. We considered additional actions within our control that we would implement, if necessary, to maintain liquidity and operations in the ordinary course of business including payment of the 2025 Notes upon maturity. The 2025 operational plan is structured to: (i) realize the savings in wages and benefits from the headcount reductions as part of our 2024 restructuring plans; (ii) lower research and development costs from the completion of a next generation system-on-chip and rationalized product roadmap, and the reduction of sales and marketing expenses to a reduced level consistent with the business size; and (iii) effectively manage working capital, specifically our intention to manage inventory levels to better align with our current run rates and seasonality of the business, and our intention to continue to effectively manage the collection of accounts receivables.
We estimate such actions will be sufficient to allow us to maintain liquidity and operations in the ordinary course, including payment of the 2025 Notes upon maturity on November 15, 2025, for at least 12 months from the issuance of these condensed consolidated financial statements. While we estimate such actions will be sufficient to allow us to maintain liquidity and operations in the ordinary course for at least 12 months from the issuance of these condensed consolidated financial statements, there can be no assurance we will generate sufficient future cash from operations. Factors that can impact our future cash generation include, but are not limited to, further inflation impacting consumer demand and cost of components, rising interest rates, tariffs, ongoing recessionary conditions or continued competition. If we are not successful in maintaining demand for our products or if macroeconomic conditions further constrain consumer demand, we may continue to experience adverse impacts to revenue and profitability. Additional actions within our control to maintain liquidity and operations include further reducing discretionary spending in all areas of the business and further headcount restructuring actions. In addition, we may need additional financing to execute on our current or future business strategy, and additional financing may not be available or on terms favorable to us.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary of Cash Flow
The following table summarizes our cash flows for the periods indicated:

	Nine months ended September 30,
(in thousands)	2025	2024	% Change
Net cash provided by (used in):
Operating activities	$(36,272)	$(100,042)	(64)%
Investing activities	$(2,717)	$8,069	(134)%
Financing activities	$87,835	$(697)	(12,702)%
Cash flows from operating activities
Cash used in operating activities of $36.3 million for the nine months ended September 30, 2025 was primarily attributable to a net loss of $84.4 million, partially offset by net cash inflows from other non-cash expenses of $23.0 million, an $18.6 million goodwill impairment charge, and changes in our working capital of $6.5 million. Working capital changes for the nine months ended September 30, 2025 of $6.5 million were the result of a decrease in inventory of $36.7 million, partially offset by a decrease in accounts payable and other liabilities of $22.3 million, a decrease in deferred revenue of $4.6 million, an increase in prepaid expenses and other assets of $2.1 million, and an increase in accounts receivables of $1.2 million.
Cash flows from investing activities
Cash used in investing activities of $2.7 million for the nine months ended September 30, 2025 was primarily attributable to net purchases of property and equipment of $2.7 million.
Cash flows from financing activities
Cash provided by financing activities of $87.8 million for the nine months ended September 30, 2025 was primarily attributable to net proceeds of $113.2 million from our 2021 Credit Facility and 2025 Credit Agreement and $0.7 million of cash inflows from stock purchases made through our employee stock purchase plan, partially offset by repayments of $22.6 million on our 2021 Credit Facility, payment of debt issuance costs of $2.3 million related to our 2025 Credit Agreement, and $1.2 million in tax payments for net restricted stock unit settlements.
Indemnifications
The information set forth under Note 10 Commitments, contingencies, and guarantees in the Notes to condensed consolidated financial statements under the caption Indemnifications is incorporated herein by reference.

Critical Accounting Policies and Estimates
There have been no material changes to our critical accounting policies and estimates from those disclosed in our 2024 Annual Report, except for estimates used in our goodwill impairment analysis.
Impairment of goodwill
We perform an annual assessment of our goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate, declines in market capitalization or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of our single reporting unit is less than the carrying value. If we determine that it is more likely than not that the fair value of our single reporting unit is less than the carrying value, we measure the amount of impairment as the amount the carrying value of our single reporting unit exceeds the fair value, up to the carrying value of goodwill, by using a discounted cash flow method and market approach method.
In the first quarter of 2025, our market capitalization declined 38% from December 31, 2024, in part due to tariff and geopolitical events, resulting in our market capitalization no longer exceeding the carrying value of our single reporting unit as of March 31, 2025. As a result, we performed a quantitative goodwill impairment analysis and

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
estimated the fair value of our single reporting unit utilizing the income approach using a discounted future cash flow model and a market approach. The analysis required estimates which required significant judgment related to the estimation of future cash flow and discount rates. The analysis was dependent on internal forecasts, estimation of the long-term revenue growth rates, terminal growth rates, profitability measures and determination of the discount rate. As a result of the quantitative impairment test, we concluded that the carrying value of our single reporting unit exceeded its fair value, resulting in the recognition of an $18.6 million goodwill impairment charge in the first quarter of 2025.
In the third quarter of 2025, our market capitalization increased 183% from June 30, 2025, and as such, we do not believe that it is more likely than not that the fair value of our single reporting unit is less than the carrying value as of September 30, 2025. Using the market capitalization approach, the fair value of our single reporting unit is estimated based on the trading price of our stock at the test date, which is further adjusted by an acquisition control premium representing the synergies a market participant would obtain when obtaining control of the business. As of September 30, 2025, the market capitalization exceeded the carrying value of our single reporting unit by 76%, which was not adjusted for an acquisition control premium which would further increase the percentage the fair value exceeded the carrying value.
The estimated fair value of our single reporting unit is affected by the volatility in our stock price. For example, a 5% decrease in our September 30, 2025 stock price would result in our market capitalization exceeding the carrying value of our single reporting unit by 75%, which is not adjusted for an acquisition control premium. If our market capitalization declines or future performance falls below our current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future material non-cash goodwill impairment charge, which could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which a charge would be necessary. We will continue to monitor developments, including updates to our forecasts and market capitalization. An update of our assessment and related estimates may be required in the future.

Non-GAAP Financial Measures
We report net income (loss) and diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. We additionally report non-GAAP adjusted EBITDA. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:
•the comparability of our on-going operating results over the periods presented;
•the ability to identify trends in our underlying business; and
•the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.
These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:
•adjusted EBITDA does not reflect income tax expense (benefit), which may change cash available to us;
•adjusted EBITDA does not reflect interest income (expense), which may reduce cash available to us;
•adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
•adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;
•adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, Leases. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;
•adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of non-GAAP net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;
•adjusted EBITDA and non-GAAP net income (loss) excludes a gain (loss) on insurance proceeds because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;
•adjusted EBITDA and non-GAAP net income (loss) excludes a gain (loss) on the revaluation of warrants because it is not reflective of ongoing operating results in the period, and hinders our ability to assess core operational performance;
•adjusted EBITDA and non-GAAP net income (loss) excludes goodwill impairment charges as they do not reflect ongoing operating results in the period and hinders our ability to assess core operational performance;
•non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and can contribute to revenue generation;
•non-GAAP net income (loss) excludes a gain on the sale and/or license of intellectual property. This gain is not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such gains are inconsistent;
•non-GAAP net income (loss) includes income tax adjustments which reflect the current and deferred income tax expense (benefit) and the effect of non-GAAP adjustments;
•GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2025 Notes in periods of net income, as if converted at the beginning of the period; and
•other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

GoPro, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents a reconciliation of net loss to adjusted EBITDA:

	Three months ended
(in thousands)	September 30, 2025	June 30, 2025	September 30, 2024
Net loss	$(21,252)	$(16,422)	$(8,211)
Income tax expense	771	1,309	2,083
Interest (income) expense, net	1,897	916	(152)
Depreciation and amortization	1,800	1,698	1,826
POP display amortization	1,765	1,751	1,424
Stock-based compensation	4,663	5,116	7,372
(Gain) loss on insurance recovery	158	—	—
(Gain) loss on revaluation of warrants	2,594	—	—
Restructuring and other costs	(299)	(58)	1,105
Adjusted EBITDA	$(7,903)	$(5,690)	$5,447
The following table presents a reconciliation of net loss to non-GAAP net loss:

	Three months ended
(in thousands, except per share data)	September 30, 2025	June 30, 2025	September 30, 2024
Net loss	$(21,252)	$(16,422)	$(8,211)
Stock-based compensation	4,663	5,116	7,372
Acquisition-related costs	477	469	484
Restructuring and other costs	(299)	(58)	1,105
(Gain) loss on sale and/or license of intellectual property	—	—	(999)
(Gain) loss on insurance recovery	158	—	—
(Gain) loss on revaluation of warrants	2,594	—	—
Income tax adjustments	(248)	(1,062)	(214)
Non-GAAP net loss	$(13,907)	$(11,957)	$(463)

GAAP diluted net loss per share	$(0.13)	$(0.10)	$(0.05)
Non-GAAP diluted net loss per share	$(0.09)	$(0.08)	$(0.00)

GAAP and non-GAAP shares for diluted net loss per share	158,933	157,843	153,741

Item 3. Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:
Foreign currency risk. Revenue generated from GoPro.com is denominated in U.S. dollars and various foreign currencies. Revenue generated from our international distributor and retail sales channels is generally priced in U.S. dollars, however we typically evaluate and adjust our international selling prices to reflect local exchange rate fluctuations. The strength of the U.S. dollar relative to other foreign currencies has negatively impacted revenue, gross margin and net income (loss) per share due to our sales outside of the United States by approximately $28.7 million in the 12 months ending September 30, 2025 relative to 2021 foreign currency rates. To date, the majority of our inventory purchases have been denominated in our functional currency of the U.S. dollar. Our operations outside of the United States hold foreign denominated cash balances and incur a majority of their operating expenses in foreign currencies. We therefore have foreign currency risk related to these currencies, which are primarily the Euro, Australian dollar, British pound, Romanian leu, and Japanese yen. Changes in exchange rates, and in particular, a weakening of foreign currencies relative to the U.S. dollar will negatively affect our revenue and operating income as expressed in U.S. dollars.
To date, we have not entered into any foreign currency exchange contracts or derivatives, and we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy.
Interest rate risk. Our exposure to market risk for changes in interest rates primarily relates to our cash, cash equivalents, restricted cash, and marketable securities. Our cash equivalents, restricted cash and marketable securities are comprised of money market funds, U.S. treasury securities, commercial paper, government securities and corporate debt securities. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the nature of our investment portfolio, we do not believe that an immediate 10% shift in interest rates would have a material effect on the fair value of our investment portfolio.
The fair value of our 2025 Convertible Senior Notes (2025 Notes) is subject to interest rate risk, market risk and other factors due to the conversion feature. The capped calls that were entered into concurrently with the issuance of our 2025 Notes were completed to reduce the potential dilution from the conversion of the 2025 Notes. The fair value of the 2025 Notes will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the 2025 Notes will generally increase as our Class A common stock price increases and will generally decrease as our Class A common stock price declines. The interest and market value changes affect the fair value of the 2025 Notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
The Company’s management, with the participation of the Company’s principal executive officer and principal financial officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (Exchange Act)), as of September 30, 2025, based on the evaluation of these controls and procedures required by Rules 13a-15(b) and 15d-15 of the Exchange Act. Based on such evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of September 30, 2025, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended September 30, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION
Item 1. Legal Proceedings
Refer to Legal proceedings and investigations included in Part I, Item 1., Note 10 Commitments, contingencies, and guarantees, to the Notes to condensed consolidated financial statements of this Quarterly Report on Form 10-Q for the three months ended September 30, 2025.

Item 1A. Risk Factors
The risks described in Risk Factors in our 2024 Annual Report, and as supplemented below, could materially and adversely affect our business, financial condition and results of operations. The risk factors below do not identify all risks that we face; our operations or financial condition could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.
Risk Factor Summary
•We have incurred substantial operating losses in the past year, and we may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.
•We are taking a multi-pronged approach to regaining profitability with a focus on continued innovation and new product introductions while effectively managing and implementing cost-saving measures where appropriate, which may not be effective to restore profitability in our business.
•We may not be able to acquire and retain subscribers at all or at historical rates and may decrease which could adversely impact our results of operations and our ability to be profitable.
•Our ability to be profitable relies, in part, on development of effective sales channels and marketing efforts. We depend upon maintaining and developing effective sales channels between our retailers and distributors, as well as direct-to-consumer via GoPro.com, and to develop and implement effective marketing strategies.
•To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, and product pricing.
•The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new products and more competitive offerings into our markets. Increased competition could result in a loss of our market share and a decrease in our revenue and profitability.
•Future growth depends on our ability to develop new products for new markets with the goal to expand our core community of customers, and we may not be successful in doing so.
•Due to seasonal consumer shopping patterns for our products, if sales fall short of projections,

our overall financial condition and results of operations could be adversely affected.
•We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.
•Due to the nature of our business, we are heavily reliant on third parties outside of our control both in terms of our suppliers and for our operations.
•We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.
•Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.
•Security, data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.
•Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.
•Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.
•Our success depends on our ability to maintain the value and reputation of our brand.
•Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.
•We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.
•We use artificial intelligence in our business, and its improper use or unintended consequences could adversely affect our reputation and our results of operations.
•Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.
•We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.
•If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.

Risks related to our business and industry
We have incurred substantial operating losses in the past year, and we may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.
In 2024, we incurred an operating loss of $135.0 million due to the combination of delayed product launches, competition, foreign exchange and the effect of macroeconomic conditions on our business, including fluctuating interests rates and inflation, market volatility, economic recession concerns, and the potential occurrence of a temporary U.S. government shutdown. While we have taken and will continue to take actions to reduce our operating expenses, we cannot be certain that we will be able to return to profitability through a combination of revenue growth and gross margin improvement. For example, our annual revenue decreased from $1.01 billion in 2023 to $801.5 million in 2024. In addition, we incurred an operating loss of $75.5 million in 2023.
We may experience lower levels of revenue, or lower gross margin for a variety of reasons, including, among other factors: ineffective or untimely investments in product innovation and development; any delays or issues with our new product launches, such as the delayed launch of our next generation 360-camera; lower levels of marketing and advertising spend; increased advertising and marketing costs and/or ineffectiveness thereof; increasing freight rates; shipping delays; increased supply chain costs; increased costs; lower average sales pricing for our cameras; or a recession or other sustained adverse market events such as tariffs that materially impacts consumer purchases of discretionary items, such as our products. Currency exchange rate fluctuations may also negatively impact revenue and gross margin. For example, in 2023, our margins were negatively impacted by price protection charges, an increase in the proportionate volume of sales of our low margin entry-level price point cameras, a decrease of sales from GoPro.com, and the significant effect of foreign currency fluctuations that also worsened in 2024.
We may continue to experience fluctuating revenue, expenses, and profitability for a number of reasons, including other risks described in this Quarterly Report on Form 10-Q, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that impact our revenue growth or profitability.
We are taking a multi-pronged approach to regaining profitability with a focus on continued innovation and new product introductions while effectively managing and implementing cost-saving measures where appropriate, which may not be effective to restore profitability in our business.
In order to become profitable, and manage our margin, we must continue to innovate, develop and introduce new products on schedule, enhance our current product offerings, grow our customer base, and stimulate customer demand for new and next-generation products and services. Our product and service offerings are at the core of our business model.
In order to manage our profitability, we may also have to continue to reduce costs. We previously implemented company-wide restructurings of our business, including in March 2024, August 2024 and October 2024, resulting in a reduction in our global workforce, the elimination of certain open positions and reduction of certain office space, as well as the elimination of several high-cost initiatives, in order to optimize our cost structure and focus our resources on cameras, accessories, subscription and service, and tech-enabled helmets.
These reductions in force may result in unintended consequences and costs, such as the loss of institutional knowledge and expertise, attrition beyond the intended number of employees, decreased morale among our remaining employees, difficulty in recruiting employees in the future, and the risk that we may not achieve the anticipated benefits of the reduction in force. In addition, while positions have been eliminated, certain functions necessary to our operations remain, and we may be unsuccessful in distributing the responsibilities of departed employees among our remaining employees.
Furthermore, all of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace. If key employees leave, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer as a result.
Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. For example, since 2023, our closing stock price ranged from a high of $6.46 in the first quarter of 2023 to a low of $0.48 in the second quarter of 2025. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.
The reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives due to insufficient personnel, or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. If we are unable to realize the anticipated benefits from the reductions in force, or if we experience significant adverse consequences from the reductions in force, our business, financial condition, and results of operations may be materially adversely affected. We may undertake further similar cost-saving initiatives, which may include additional restructuring or workforce reductions.
We may not be able to acquire and retain subscribers at all or at historical rates and may decrease which could adversely impact our results of operations and our ability to be profitable.
We have experienced high subscriber growth over the past several years, but we may not be able to sustain such growth in the future or our subscriber count could decrease. In 2022 and 2023, the number of subscribers grew 43% and 12%, respectively, year-over-year. In the third quarter of 2025, our subscriber base declined 5% year-over-year to 2.42 million. Our subscription service is the highest gross margin product we offer. Our revenue growth and profitability are dependent on our ability to continuously attract and retain subscribers, and we cannot be certain that efforts to do so will be successful. Any changes to our subscription offerings, or increases to the offering costs, could have an adverse effect on the success and profitability of our subscription service, attracting new subscribers and retaining existing subscribers. There are many factors that could lead to slowing subscriber growth or a decline in subscribers, including a decline in camera sales, attach rates or retention rates, our failure to introduce new features, benefits, products, or services that customers desire, changes to existing products, services, and pricing that are not favorably received by our customers, or changes in the perceived value of our offerings. If the attach rate is less than what we forecasted, this could have a negative impact on our overall subscriber growth plans. A decline in subscribers could have an adverse effect on our business, financial condition, and operating results.
Our ability to be profitable relies, in part, on development of effective sales channels and marketing efforts. We depend upon maintaining and developing effective sales channels between our retailers and distributors, as well as direct-to-consumer via GoPro.com, and to develop and implement effective marketing strategies.
Any reduction in sales by our retail and distribution channels could adversely affect our revenue, operating results, and financial condition. We depend on retailers to provide adequate and attractive space for our products and point-of-purchase (POP) displays in their stores and acquiesce to our policies. Some retailers have carried and displayed less inventory, as a result of macroeconomic factors, theft, or lack of available inventory at certain price points or in certain product categories, which has impacted sales. We further depend on our retailers to employ, educate, and motivate their sales personnel to effectively sell our products. If our retailers do not adequately display our products, choose to reduce the space for our products and POP displays in their stores or locate them in less than premium positioning, or choose not to carry some or all of our products or promote competitors’ products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Increasing retail and distributor sales requires significant investment and resources. For example, we expect continued investment in new POP displays and updating existing POP displays for both existing stores and new retailers which we believe will attract, inform consumers, and assist sales personnel to effectively sell our products; however, there can be no assurance that this investment will lead to increased revenue and profit.
Our ten largest third-party customers, measured by the revenue we derive from them, accounted for 44%, 44% and 41% of our revenue in 2024, 2023, and 2022, respectively. One retailer accounted for 9%, 9.98% and 8% of our revenue for 2024, 2023, and 2022, respectively. The loss of a small number of our large customers, or the reduction in business with one or more of our large customers, could have a significant adverse effect on our operating results. In addition, we may choose to temporarily or permanently stop shipping product to customers who do not follow the policies and guidelines in our sales agreements, which could have a material negative effect on our revenues and operating results. Our sales agreements with these large customers do not require them to purchase any contractual amount of our products annually and we grant limited rights to return product to some of these large customers.
Additionally, our brand and product marketing efforts are critical to stimulating consumer demand. We market our products globally through a range of advertising and promotional programs and campaigns, including social media. If we do not successfully market our products or invest sufficient resources in marketing our products, our business, financial condition, and results of operations could suffer as a result.
Our future growth also relies, in part, on our continued ability to attract consumers to our GoPro.com sales channel, which has and will require significant expenditures in marketing, software development and infrastructure. There can be no assurance that this investment will be successful in driving revenue growth.
To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, and product pricing.
We believe that we must continually develop and introduce new products on schedule, enhance our existing products, anticipate consumer preferences, and effectively stimulate consumer demand for new and upgraded products and services to maintain or increase our revenue. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty and development lead times may make it more difficult for us to respond rapidly to new or changing consumer preferences. The markets for our products and services are characterized by intense competition, evolving distribution models, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions.
The success of new product introductions depends on a number of factors including, but not limited to, timely and successful research and development of next generation systems, pricing, market and consumer acceptance, the ability to successfully identify and originate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of any changes in major component suppliers, management of manufacturing and supply costs, management of risks and delays associated with new product design and production ramp-up issues, logistics, and the risk that new products may have quality issues or other defects or bugs in the early stages of introduction including testing of new parts and features.
Our research and development efforts are complex and require us to incur substantial expenses to support the development of our next generation cameras, tech-enabled helmets, software applications, and other products and services. In particular, our flagship camera designs incorporate custom system-on-chip (SoC), image sensors, lens, batteries, and memory solutions that critically impact the performance of our products. Our research and development expenses were $185.9 million, $165.7 million and $139.9 million for 2024, 2023, and 2022, respectively. While we expect our research and development expenses to reduce in 2025 from 2024, we expect research and development expenses will be substantial in 2025 as we develop innovative technologies. Unanticipated problems in developing products could divert substantial resources, which may impair our ability to develop new products and enhancements of existing products and could further increase our costs. We may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected. As we continually seek to enhance our products, we will incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for any additional costs which may impact our expected return on research and development efforts and profitability.
In addition, the introduction or announcement of new products or product enhancements may shorten the life cycle of our existing products or reduce demand for our current products, thereby offsetting any benefits of successful product introductions and potentially lead to challenges in managing inventory of existing products.
The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new products and more competitive offerings into our markets. Increased competition could result in a loss of our market share and a decrease in our revenue and profitability.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as Samsung Electronics Co. and Sony Corporation, and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Arashi Vision Inc. (Insta360), and SZ DJI Technology Co., Ltd. Many of our competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. Additionally, many of our existing and potential competitors enjoy substantial competitive advantages, such as longer operating histories, the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, broader distribution and established relationships with channel partners or vertically integrated business units, access to larger established customer bases, greater resources to make acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. Further, new companies may emerge and offer competitive products directly in our category. Certain companies have developed cameras designed and packaged to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.
Moreover, smartphones and tablets with photo and video functionality have significantly displaced the market for traditional cameras, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our mobile app and subscription offerings may not be as compelling as those offered by other companies, such as Apple, Adobe, or Google, although the mobile application supports content from other platforms including content from iOS and Android. Manufacturers of smartphones and tablets, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions similar to our products, including in challenging physical environments and with waterproof capabilities, or develop products with features similar to ours. We rely in part on application marketplaces, such as the Apple App Store and Google Play, to distribute our mobile app. Apple and Google may raise commissions, change or modify rules or functionality for apps on the marketplaces, or make access to our apps more difficult, which could adversely impact our business and results of operations.
Future growth depends on our ability to develop new products for new markets with the goal to expand our core community of customers, and we may not be successful in doing so.
Historically, the majority of our growth has been fueled by the adoption of our HERO and recently launched MAX2 360-camera products, extensive mount and accessory ecosystem, and subscription products by people looking to self-capture images of themselves and helping those people create and share compelling and meaningful content with friends, family and followers. We believe that our future growth depends on continuing to add versatility to our products, develop new capture perspectives and reach and expand our core community of customers of our products and services, followers, and fans, and then utilizing that energized community as brand ambassadors to an extended community. Despite this, we may not be successful in further penetrating or expanding our existing market.
We may not be able to expand our subscription and service offerings and cannot be certain that these efforts will be successful, and as a result, we may not be able to increase our total addressable market, revenue, or operating profit. We may not be able to expand our market, revenue and gross margin through this strategy on a timely basis, or at all, or recognize the benefits of our investments in this strategy, and we may not be successful in providing tools that our users adopt or believe are easy to use, which will negatively affect our future growth.
Our growth also depends on expanding into new markets with new capture perspectives, including with tech-enabled helmets currently in development. We cannot be assured that we will be successful in expanding into markets with new capture perspectives. New markets that we attempt to enter may be highly competitive, and we may have limited experience in those emerging markets. If we are not successful in expanding into additional markets, and enabling new capture perspectives, we might not be able to grow our revenue and we may not recognize benefits from our investment in new areas.
Due to seasonal consumer shopping patterns for our products, if sales fall short of projections, our overall financial condition and results of operations could be adversely affected.
Seasonal consumer shopping patterns significantly affect our business. We have traditionally experienced greater revenue in the fourth quarter of each year due to demand related to the holiday season, and in some years, greater demand associated with the launch of new products heading into the holiday season. Fourth quarter revenue comprised 25%, 29%, and 29% of our 2024, 2023, and 2022 revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact is likely to continue and any shortfalls in expected fourth quarter revenue due to macroeconomic conditions, the inflationary impact on consumers’ share of wallet, product release patterns or delays, declines in the effectiveness of our promotional activities, changes in product mix, charges incurred against new products to support promotional activities for such new products, pricing pressures, supply chain disruptions, shipping delays, or for any other reason, could cause our annual results of operations to suffer significantly. For example, during the fourth quarter of 2023, our sell-through fell short of our projections partially due to consumers’ expectation of holiday season promotions even after the Thanksgiving Black Friday and Cyber Monday events in combination with the U.S. consumer share of wallet shifting away from consumer electronic products in the month of December which impacted our results of operations.
Generally, we have experienced lower revenue in the first half of the year as a percentage of total revenue for the year, as compared to second half revenue. First half revenue comprised 43%, 41%, and 43% of our annual 2024, 2023, and 2022 revenue, respectively.
We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.
In the future, we may require additional capital to respond to business opportunities, challenges, or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional financing on favorable terms, or at all, due to among other things, general macroeconomic conditions, including changes in interest rates, market volatility, and inflation.
Additionally, our current credit facilities contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing obtained by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, even if we are able to obtain additional financing, we may be required to use such proceeds to repay a portion of our debt.
If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. If we are unable to obtain adequate financing under our credit facility, or alternative sources, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.
Due to the nature of our business, we are heavily reliant on third parties outside of our control both in terms of our suppliers and for our operations.
Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. We do not have internal manufacturing capabilities and instead rely on several contract manufacturers, located in China, Malaysia and Thailand, to manufacture our products. All of the components that go into the manufacturing of our hardware products and accessories are sourced from third-party suppliers. We do not control our contract manufacturers or suppliers, including their cost of components, capacity, bandwidth, or costs of their labor, environmental or other practices.
Some of the key components used to manufacture our products come from a limited or single source of supply, or from a supplier that could potentially become a competitor. For our camera designs, we incorporate system-on-chips, sensors, lens, batteries and memory solutions that critically impact the performance of our products. These components have unique design and performance profiles, and as a result, it is not commercially practical to support multiple sources for these components for our products. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules, and such lead times could increase as a result of shipping disruptions, global conflicts, including any escalations or expansions of those conflicts, or other factors.

If we lose access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers or submit orders directly through supplier’s vendors of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner.
Although we have policies and procedures in place requiring our contract manufacturers and major component suppliers to comply with applicable federal, state, local and international requirements, we cannot confirm with certainty that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. Any re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics. Additionally, we rely on third parties such as Amazon Web Services to provide software and enterprise services.
We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.
Our business requires us to coordinate the manufacture and distribution of our products, including our ability to properly stock inventory adequate for our demand. If we do not successfully coordinate with our service providers, we may have insufficient supply of products to meet customer demand or face increased or additional costs, and as a result, we could lose sales, and our financial performance may be adversely affected.
To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products as well as accurately track the level of product inventory in the channel to ensure we are not in an over or under supply situation. To the extent we discontinue the manufacturing and sales of any products or services, we must manage the inventory liquidation, supplier commitments and customer expectations.
No assurance can be given that we will not incur charges in future periods related to our inventory management or that we will accurately forecast sales in a future period. Our ability to accurately forecast demand for our products is affected by many factors, including product introductions by us and our competitors, channel inventory levels, unanticipated changes in general market demand, macroeconomic conditions, including inflation or recession, and consumer confidence. If we do not accurately forecast customer demand for our products, we may in future periods be unable to meet consumer, retailer, or distributor demand for our products, or may be required to incur higher costs to secure the necessary production capacity and components, and our business and operating results could be adversely affected.
Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.
The United States and other countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, tariff levels, or export or other licensing requirements. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions.
We do not have internal manufacturing capabilities and rely on several contract manufacturers, including component vendors, located in China, Thailand and in other countries to manufacture our products. Our contract manufacturer and component vendor locations expose us to risks associated with doing business globally, including risks related to changes in tariffs or other export and import restrictions, and increased security costs. Recent changes in U.S. trade policy have led to significant changes in tariffs for imported goods, including GoPro products, among other possible changes. In April 2025, the U.S. government announced new and increased tariffs on products imported from other countries and implied the possibility of additional tariffs if no trade deal was obtained with other countries; this new U.S. trade policy could lead to increased tariffs. In August 2025, tariffs were increased from 10% to 19% for U.S.-bound cameras made in Thailand and Malaysia. Despite subsequent modifications and delays to the various tariffs, there is heightened uncertainty with respect to trade and tariff policies and regulations affecting trade between the U.S. and other countries, which could continue to alter the global trade environment. If tariffs increase, we would need to increase prices to offset the tariff costs or have our products produced in non-tariffed countries which could take significant time and expense. If we need to increase prices, that could lead to reduced demand which would impact our operating results and financial condition. Any announcement by the United States Trade Representative (USTR) to impose additional or increased tariffs on GoPro products could have a material adverse effect on our United States bound production, business, and results of our United States operations. If these duties are imposed on our products, we may be required to raise our prices, which may result in the loss of customers and harm our business and results of operations, or we may choose to pay for these tariffs without raising prices, which may negatively impact our results of operations and profitability.
We continue to explore manufacturing capabilities outside of China and currently manufacture certain cameras in Thailand to mitigate risks of additional tariffs, duties or other restrictions on our products destined for the United States and may choose to transition more manufacturing outside of China. Sales of our products in China are material to our business and represent a significant portion of our revenue. This revenue stream from China is at risk in the event China imposes retaliatory tariffs impacting in-bound sales of our products or imposes any other export restrictions on our products. While we have proactively moved our U.S. bound camera production outside of China, the risk that tariffs are imposed on other countries could have an impact on our U.S. bound production costs.
Security, data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.
We are dependent on information systems to develop our products and services, process transactions, manage our supply chain and inventory, ship goods on a timely basis, maintain cost-efficient operations, complete timely and accurate financial reporting, operate GoPro.com, and respond to customer inquiries. In the ordinary course of our business, we electronically collect, use and store sensitive data, including our intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our customers and employees. Moreover, many of our employees, service providers and third parties work more frequently on a remote or hybrid arrangement basis, which may also result in heightened risks related to consumer privacy, network security and fraud. Cyber-attacks may threaten our information systems and are increasing in their frequency, sophistication, and maleficence, and have become increasingly difficult to detect. As artificial intelligence capabilities improve and are increasingly adopted, we may see cyber-attacks utilizing or exploiting artificial intelligence. Despite the implementation of security measures designed to protect against such threats, our information technology systems, and those of our strategic partners and third parties on whom we rely, are vulnerable to cyber-attacks, security breaches, computer viruses damage, unauthorized access, natural disasters, terrorism, theft or exposure of confidential data, war and other acts of foreign governments, and failures of telecommunication, electrical and other critical systems.
If malicious actors compromise our products and services, including without limitation hacking or breach of such products and services, our business and our reputation will be harmed. While we maintain industry standard cybersecurity insurance, our insurance may be insufficient for a particular incident or may not cover all liabilities incurred by any such attacks.
Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.
Revenue from outside the United States comprised 64%, 61%, and 59% of our revenue in 2024, 2023, and 2022, respectively, and we expect international revenue to continue to be significant in the future. As a result, we may be negatively impacted by foreign currency exchange rate fluctuations, which could have a material negative effect on our future operating results. Further, we currently have foreign operations in Australia, China, France, Germany, Hong Kong, Japan, Netherlands, Philippines, Romania, the United Kingdom (U.K.) and a number of other countries in Europe and Asia. Operating in foreign countries requires significant resources and considerable management attention, and we may enter new geographic markets where we have limited or no experience in marketing, selling, and deploying our products. International expansion has required and will continue to require us to invest significant funds and other resources and we cannot be assured our efforts will be successful. Our focus on international operations may expose us to a number of risks in addition to domestic operations, including but not limited to:
•burdens of complying with a wide variety of laws and regulations or risk of non-compliance, including environmental, packaging and labeling laws or regulations, which can change based on new political conditions;
•delays or disruptions in our supply chain;
•adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
•the effect of foreign currency exchange rates and interest rates, including any fluctuations caused by inflation, recessionary concerns, or the strengthening of the U.S. dollar relative to the foreign currencies in which we conduct business, including relative to the Eurozone;
•political conditions, economic instability, geopolitical turmoil, civil disturbances, or social unrest in a specific country or region in which we operate, which could have an adverse impact on our operations in that location, for example, the effects of China-Taiwan relations or conflict in the Middle East;
•pandemics; wars and global conflicts, including the ongoing conflicts around the world;
•trade restrictions;
•the imposition of government controls;
•lesser degrees of intellectual property protection;
•tariffs and customs duties and the classifications of our goods by applicable governmental bodies;
•a legal system subject to undue influence or corruption; and
•a business culture in which illegal sales practices may be prevalent.
The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results, and financial condition.
Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.
Our gross margin can vary due to consumer demand, competition, product pricing, promotional activities, product lifecycle, product mix, new product introductions, GoPro.com sales mix, subscription activation, renewals, and cancellations, commodity costs, supply chain, logistics costs and shipping costs, currency exchange rates, trade policy and tariffs, and the complexity and functionality of new product innovations and other factors. For example, our gross margin was 34.4% for the nine months ended September 30, 2025 and was 33.8%, 32.2%, and 37.2% for 2024, 2023, and 2022, respectively. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, if consumer demand for our products is less than we anticipate, if cancellation rates for our subscription offerings are higher than expected or if there are product pricing, marketing and other initiatives by our competitors to which we need to react or that are initiated by us to drive sales that lower our margins, then our overall gross margin will be less than we project.
As we innovate with new products, we may have lower gross margins that do not deliver a sufficient return on investment. In addition, depending on competition or consumer preferences, we may face higher up-front investments in development to compete or market our products, and increased inventory write-offs. If we are unable to offset these potentially lower margins by enhancing the margins in our product categories, our profitability may be adversely affected.

The impact of these factors on gross margin can create unanticipated fluctuations in our operating results, which may cause volatility in the price of our shares and as a result, harm our liquidity, limit our ability to grow our business, pursue acquisitions, and restrict our ability to compete in our markets.
Our success depends on our ability to maintain the value and reputation of our brand.
Our success depends on the value and reputation of our brand, including our primary trademarks “GOPRO,” “HERO,” and the GoPro logos. The GoPro brand is integral to the growth of our business and expansion into new markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and merchandising efforts, including through establishing relationships with high profile sporting and entertainment events, venues, sports leagues and sports associations, athletes and celebrity personalities, our ability to provide consistent, high quality products and services, and our consumers’ satisfaction with the technical support and software updates we provide, each of which requires significant expenditures. Failure to grow and maintain our brand, launch new products on schedule and free of defects or negative publicity related to our products, our consumers’ user-generated content, the athletes we sponsor, the celebrities we are associated with, or the labor policies of any of our suppliers or manufacturers could adversely affect our brand, business and operating results. Maintaining and enhancing our brand also requires substantial financial investments, although there is no guarantee that these investments will increase sales of our products or positively affect our operating results.
Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.
Consumers use our cameras, mounts, and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury or death. We may be subject to claims that users have been injured or harmed while using our products, including false claims or erroneous reports relating to safety, security, property damage or privacy issues. Although we maintain insurance to help protect us from the risk of such claims, such insurance may not be sufficient or may not apply to all situations. Similarly, governing sports bodies or proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their events or facilities. For example, in some jurisdictions the mounting of our products on helmets is banned during competitive motorcycle events.
We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.
We generally provide a 12-month warranty on all of our cameras, except in the European Union (the EU), where we provide a two-year warranty. For certain mounts and accessories, where permitted, we provide a lifetime or limited lifetime warranty. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease retailer, distributor and consumer confidence and demand, and adversely affect our operating results and financial condition. Additionally, if defects are not discovered until after consumers purchase our products, they could lose confidence in the technical attributes of our products and our business could be harmed. Also, while our warranty is limited to repairs or returns and replacement, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results. Based on our historical experience with our camera products, we have an established methodology for estimating warranty liabilities with respect to cameras and accessories; however, this methodology may not accurately predict future rates of warranty claims.
We use artificial intelligence in our business, and its improper use or unintended consequences could adversely affect our reputation and our results of operations.
We have in the past and will in the future integrate new and evolving technologies, such as artificial intelligence (AI), into our products, services and platforms. For example, in the third quarter of 2025, we launched an opt-in AI training program that enables U.S. subscribers to monetize their GoPro cloud-based video content by making it available to help train AI models. We also utilize general-purpose artificial intelligence tools in our business and these use cases may become important in our operations over time. As with many new and emerging technologies, AI presents numerous risks and challenges that could adversely affect our business. AI development, adoption, and use is in its early stages, and ineffective or inadequate AI or generative AI development or deployment practices by us or third parties could result in unintended consequences.
Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Moreover, AI may give rise to litigation risk, including potential intellectual property, privacy, or cybersecurity liability. AI also presents emerging ethical issues and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability.
Given the complex nature of AI, our use and future plans on implementing AI into our business may be subject to an evolving regulatory landscape. For example, on October 30, 2023, the Biden administration issued an executive order to, among other things, establish extensive new standards for AI safety and security. We continue to monitor AI regulatory developments which may reduce the efficiencies we believe to be gained from AI or require further investment.
Risks related to our Intellectual Property and technology licenses
Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.
We own patents, trademarks, copyrights, trade secrets, and other intellectual property (collectively, intellectual property) related to aspects of our products, software, services, and designs. Our commercial success may depend in part on our ability to obtain, maintain and protect these rights in the United States and abroad.
We regularly file patent applications to protect innovations arising from our research, development, and design as we deem appropriate. We may fail to apply for patents on important products, services, technologies, or designs in a timely fashion, or at all. We may not have sufficient intellectual property rights in all countries where unauthorized third-party copying or use of our proprietary technology occurs, and the scope of our intellectual property might be more limited in certain countries. Our existing and future patents may not be sufficient to protect our products, services, technologies, or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.
We have registered, applied to register, and/or used certain of our trademarks in several jurisdictions worldwide. In some of those jurisdictions, third-party registrations, filings, or common law use exist for the same, similar or otherwise related products or services, which could block the registration of or ability to use our marks. Even if we are able to register our marks, competitors may adopt or file similar marks to ours, seek to cancel our trademark registrations, register domain names that mimic or incorporate our marks, or otherwise infringe upon or harm our trademark rights. Although we police our trademark rights carefully, there can be no assurance that we are aware of all third-party uses or that we will prevail in enforcing our rights in all such instances. Any of these negative outcomes could affect the strength, value and effectiveness of our brand, as well as our ability to market our products.
We have also registered domain names for websites that we use in our business, such as GoPro.com, as well as social media handles. If we are unable to protect our domain names or social media handles, our brand, business, and operating results could be adversely affected. Domain names or social media handles similar to ours have already been registered in the United States and elsewhere, and we may not be able to prevent third parties from acquiring and using domain names or social media handles that infringe, are similar to, or otherwise decrease the value of, our trademarks. In addition, we might not be able to, or may choose not to, acquire, or maintain trademark registrations, domain names, social media handles or other related rights in certain jurisdictions.
Unauthorized third parties may try to copy or reverse engineer our products, infringe upon or misappropriate our intellectual property, or otherwise gain access to our technology. We may discover unauthorized products in the marketplace that are knock-offs, infringements, or counterfeit reproductions of our products. If we are unable to stop producers or sellers of infringing or counterfeit products, sales of these products could adversely impact our brand and business.

Litigation may be necessary to enforce our intellectual property rights. We have initiated legal proceedings to protect our intellectual property rights, and we may file additional actions in the future. For example, on March 29, 2024, we filed a complaint with the U.S. International Trade Commission and a lawsuit in the U.S. District Court for the Central District of California against Arashi Vision Inc. and Arashi Vision (U.S.) LLC, both d/b/a Insta360 (Insta360), alleging patent infringement of certain GoPro patents related to our cameras and digital imaging technology. Insta360 has filed IPR petitions seeking to challenge the validity of the GoPro patents asserted against Insta360, some of which have been instituted. Initiating infringement proceedings against third parties, as well as defending against IPRs, can be expensive, may take significant time, and may divert management’s attention from other business concerns. The cost of protecting our intellectual property has been and may in the future be substantial, and there is no assurance we will be successful. Our business could be adversely affected because of any such legal actions, or a finding that any patents-in-suit are invalid or unenforceable. For example, in an initial ruling on July 10, 2025, an ALJ of the ITC determined that certain GoPro patent claims were invalid; a final ruling from the full ITC is expected November 10, 2025. These legal actions may in the future lead to additional counterclaims or countersuits against us, which are expensive to defend against and for which there can be no assurance of a favorable outcome. For example, Insta360 has filed three patent infringement actions against us in China (Jiangsu High Court, Changsha Intermediate Court IP Tribunal, and Shenzhen Intermediate People’s Court). Further, parties we bring legal action against could retaliate through non-litigious means, which could harm our business or operations.
We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.
Third parties, including competitors and non-practicing entities, have made allegations of and brought intellectual property infringement, misappropriation, and other intellectual property rights claims against us, including the matter described in Note 10 Commitments, contingencies, and guarantees in the Notes to condensed consolidated financial statements of this Quarterly Report on Form 10-Q. While we will defend ourselves vigorously against any such existing and future legal proceedings, the effort and expense to support such disputes and litigation is considerable and we may not prevail or obtain favorable outcomes against all such allegations, including in the matter described in Note 10 Commitments, contingencies, and guarantees in the Notes to condensed consolidated financial statements of this Quarterly Report on Form 10-Q.
If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.
The distribution of GoPro content helps to market our brand, products, and subscription and service. If we cannot continue to acquire rights to distribute user-generated content or to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or third-party entertainment distribution channels or for our mobile app, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers or owners may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a user and distributor of content, we face potential liability for rights of publicity and privacy, as well as copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to violate such third-party rights, then our business may suffer.
We may seek licenses from third parties where appropriate, but they could refuse to grant us a license or demand commercially unreasonable terms. Further, an adverse ruling in an infringement proceeding could force us to suspend or permanently cease the production or sale of products/services, face a temporary or permanent injunction, redesign or rebrand our products/services, pay significant settlement costs, pay third-party license fees or damage awards or give up some of our intellectual property. The occurrence of any of these events may materially and adversely affect our business, financial condition, operating results, or cash flows.
We use open-source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may harm our business.

We use open-source software in connection with our products and services. From time to time, companies that incorporate open-source software into their products or services have faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or make available open-source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open-source code on unfavorable terms or at no cost. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open-source agreement, such use could nevertheless occur despite policies and controls that we have in place, and we may be required to publicly release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.
In addition to risks related to license requirements, use of open-source software can involve greater risks than those associated with use of third-party commercial software, as open-source licensors generally do not provide warranties, assurances of title, performance, non-infringement, or controls on the origin of the software. There is typically no support available for open-source software, and we cannot assure you that the authors of such open-source software will not abandon further development and maintenance. Open-source software may contain security vulnerabilities, and we may be subject to additional security risk by using open-source software. Many of the risks associated with the use of open-source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open-source software, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our solution.
Risks related to regulatory compliance
We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.
Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the United States Federal Trade Commission (FTC) and various state, local and foreign regulators, and agencies. Our agreements with certain customers and business partners may also subject us to certain requirements related to our processing of personal information, including obligations to use industry-standard or reasonable security measures to safeguard personal information.
The United States and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use, processing, storage, deletion, and dissemination of personal information. Further, all states have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving personal information.
We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot always predict the impact of such future laws, regulations, and standards may have on our business. We expect that existing laws, regulations, and standards may even be interpreted differently or inconsistently relative to each other in the future. California initiated the first wave of state consumer privacy laws by enacting the California Consumer Privacy Act (the CCPA), as amended by the California Privacy Rights Act (the CPRA). Following California's lead, several other states have enacted privacy laws. Failure to comply with these new state regulations may result in significant civil penalties, injunctive relief, or statutory or actual damages. Complying with this new privacy legislation may result in additional costs and expenses.
Additionally, many foreign countries and governmental bodies, including Australia, the EU, the U.K., India, Japan, and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States.
For example, in the EU and the U.K., the respective EU or U.K. General Data Protection Regulation (GDPR) imposes more stringent data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. If we fail to comply with the respective GDPR or if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to 4% of our worldwide annual revenue under EU GDPR requirements and up to 4% of our worldwide annual turnover under the UK’s implementation of GDPR.
Among other requirements, both the EU and U.K. GDPR regulates transfers of personal data outside of the EU to countries that have not been found to provide adequate protection to personal data, including the United States, requiring that certain steps are taken to legitimize those transfers. We have undertaken certain efforts to conform transfers of personal data from the EU to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of regulators and data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the European Economic Area or the U.K. particularly as a result of continued legal and legislative activity that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data. We continue to monitor these regulatory and legal developments.
In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. It is possible that if our practices are not consistent, or are viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, fines, awards, penalties, injunctions, judgments, or criminal or civil sanctions, all of which may have a material adverse effect on our business, operating results, reputation, and financial condition.
Future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue.
We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.
The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. The United States Foreign Corrupt Practices Act (FCPA), the United Kingdom Bribery Act 2010 (the U.K. Bribery Act), and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit United States based companies and their intermediaries from making improper payments to non-United States officials for the purpose of obtaining or retaining business, directing business to another, or securing a competitive advantage. In addition, United States public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, United States companies may be held liable for the corrupt actions taken by their directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, reputation, operating results, and financial condition.
We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition, and results of operations. We cannot be assured that our directors, officers, employees, agents or other strategic or local partners or representatives will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. While we have compliance programs in place, they may not be effective to prevent violations from occurring and our directors, officers, employees, or agents may engage in prohibited conduct, nonetheless. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anti-corruption laws (either due to the acts or inadvertence of our employees or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, reputation, operating results and financial condition.
We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.
The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies and products. The U.S. Department of the Treasury’s Office of Foreign Assets Control, the Department of Commerce’s Bureau of Industry and Security, and U.S. Customs and Border Protection administer regulations that restrict U.S. persons in conducting certain export and import activities, as well as conducting business with or in certain countries, governments, entities, and individuals. Our activities and products are consequently subject to United States import, economic sanctions and export control laws, and exports and imports of our products must be made in compliance with such laws, which are complex and continuously changing. Furthermore, United States export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons, and for specified end uses, that are targeted by United States economic sanctions and export control laws. Even though we have established procedures designed to enable our compliance with United States sanctions and export control laws, and it is our policy not to do business with any countries or customers located in countries targeted by comprehensive U.S. economic sanctions, our products, including our firmware updates, could inadvertently be provided to targets of U.S. economic sanctions and export control laws, or could be provided by our customers to those targets. Any such provision, as well as any other activity or transaction contrary to U.S. economic sanctions and export control laws, could have negative consequences, including government investigations, denial of export privileges, penalties and reputational harm. Our failure to obtain required import or export approval for our products or activities could harm our international and domestic sales and adversely affect our business, revenue and results of operations.
We could also become subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have a material effect on our business and operating results.
Risks related to ownership of our Class A common stock
Our stock price has been and will likely continue to be volatile.
Since 2023, our closing stock price ranged from a high of $6.46 in the first quarter of 2023 to a low of $0.48 in the second quarter of 2025. Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results, changes in our financial projections provided to the public or our failure to meet those projections, the public’s reaction to our press releases, other public announcements and filings with the SEC, significant transactions, or new features, products or services offered by us or our competitors, changes in our business lines and product lineup, changes in financial estimates and recommendations by securities analysts, media coverage of our business and financial performance, the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us, trends in our industry, trade regulation, any significant change in our management, and general economic conditions. These factors, as well as the volatility of our Class A common stock, could also affect the price of our convertible senior notes as well as our ability to recruit and retain employees.
In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the average price at which we repurchase our own stock to exceed the stock’s price at a given point in time. In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been subject to past shareholder class action lawsuits as well as derivative lawsuits and may continue to be a target for such litigation in the future. Securities litigation against us could result in substantial costs and liability and divert our management’s attention from other business concerns, which could harm our business. See Note 10 Commitments, contingencies, and guarantees, in the Notes to condensed consolidated financial statements of this Quarterly Report on Form 10-Q for a discussion on legal proceedings.
If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse effect on investor confidence and employee retention. A sustained decline in our stock price and market capitalization could lead to impairment charges.
We review goodwill for impairment at least annually or more frequently if indicators of impairment arise, and should market conditions or macroeconomic conditions continue to deteriorate, including a rise in inflationary pressures and interest rates, a sustained decline in our share price, or a decline in our results of operations, the result of such review may indicate a decline in the fair value of goodwill resulting in an impairment charge. In the event we are required to record a non-cash impairment charge to our goodwill, other intangibles, and/or long-lived assets, such non-cash charge could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which we record the charge. For example, in the first quarter of 2025, we conducted a quantitative impairment test and concluded that the carrying value of our single reporting unit exceeded our fair value, resulting in the recognition of an $18.6 million goodwill impairment charge. Additional goodwill impairment charges may be necessary in the future quarters.
We may be unable to satisfy a continued listing rule of Nasdaq.
We are required to meet the continued listing requirements of the Nasdaq Global Select Market and other Nasdaq rules. In particular, we are required to maintain a minimum bid price for our listed common stock of $1.00 per share. If we do not meet these continued listing requirements, our common stock could be delisted.
On March 25, 2025, we received a letter from The Nasdaq Stock Market LLC indicating that, for the last thirty consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued listing on The Nasdaq Global Select Market under Nasdaq Listing Rule 5450(a)(1) (the Bid Price Rule). In accordance with Nasdaq Listing Rule 5810(c) (3)(A), we were provided an initial period of 180 calendar days to regain compliance. On August 5, 2025, we received a letter from Nasdaq confirming that we had regained compliance with the Bid Price Rule. The notification letter confirmed that, from July 22, 2025 to August 4, 2025, our minimum bid price had been $1.00 per share or higher and, accordingly, we had regained compliance with Nasdaq Listing Rule 5450(a)(1) and that the matter was now closed.
However, if our common stock again closes below the $1.00 per share minimum bid price required by Nasdaq for 30 consecutive business days, we would receive another notice of non-compliance with Nasdaq's listing standards and may be provided a period of 180 calendar days from the date of such notice to regain compliance with the Bid Price Rule. There can be no assurance that our common stock will continue to close at or above the $1.00 per share minimum bid price as required by Nasdaq, or that we will otherwise meet the requirements of Nasdaq for continued inclusion for listing on The Nasdaq Global Select Market.
If our Class A common stock were to be delisted from The Nasdaq Global Select Market, we may or may not be eligible to list our shares on another market. Such a delisting could negatively impact us by, among other things, reducing the liquidity and market price of our Class A common stock, limited availability of market quotations and analyst coverage for our common stock. Additionally, if our Class A common stock were to be delisted, we would be subject to an event of default under the 2025 Credit Agreement. Additionally, any efforts to regain compliance with Nasdaq's listing standards in the future may result in increased expenses and our management and other personnel needing to devote significant time to the process.
The dual class structure of our common stock has the effect of concentrating voting control with our CEO, and we cannot predict the effect our dual class structure may have on our stock price or our business.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock hold approximately 66.3% of the voting power of our outstanding capital stock as of September 30, 2025, with Mr. Woodman, our Chairman and CEO, holding approximately 63.4% of the outstanding voting power. Mr. Woodman is able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock due to the limited voting power of such stock relative to the Class B common stock and might harm the trading price of our Class A common stock.
In addition, we cannot predict whether our dual class structure, combined with the concentrated control by Mr. Woodman, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers, including FTSE Russell and S&P Dow Jones, previously announced restrictions on including companies with multiple-class share structures in certain of their indexes that were then reversed. Because of our dual class structure, we may be excluded from these indexes in the future if new restrictions are announced, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, our restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders and could prevent the Class A common stock holders from receiving a takeover premium.
Risks related to our indebtedness
We have indebtedness in the form of convertible senior notes and credit agreements.
In November 2020, we completed an offering of $143.8 million aggregate principal amount of 1.25% convertible senior notes due 2025 (2025 Notes). In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes for $46.3 million in cash. As a result, we now have $93.8 million in aggregate principal amount of indebtedness, the principal amount of which we may be required to pay at maturity in November 2025.
In addition, on August 4, 2025, we entered into a second lien credit agreement (2025 Term Loan) pursuant to which we borrowed $50.0 million, in addition to our outstanding credit agreement which provides for a revolving credit facility (2021 Credit Facility, and together with the 2025 Term Loan, the Credit Facilities) and under which we have borrowed $50.0 million.
Holders of the remaining 2025 Notes will have the right to require us to repurchase their 2025 Notes upon the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased, plus accrued and unpaid interest, if any. In addition, the indentures for the 2025 Notes provide that we are required to repay amounts due under such indenture in the event that there is an event of default for the 2025 Notes that results in the principal, premium, if any, and interest, if any, becoming due prior to the maturity of the 2025 Notes. There can be no assurance that we will be able to repay our indebtedness when due, or that we will be able to finance our indebtedness, all or in part, on acceptable terms. In addition, our indebtedness could, among other things:
•heighten our vulnerability to adverse general economic conditions and heightened competitive pressures;

•require us to dedicate a larger portion of our cash flow from operations to interest payments, limiting the availability of cash for other purposes;
•limit our flexibility in planning for, or reacting to, changes in our business and industry;
•place us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged; and
•impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes.
In addition, our ability to purchase the remaining 2025 Notes or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes may be limited by law, by regulatory authority or by agreements governing our indebtedness outstanding at the time, including our Credit Facilities. Our Credit Facilities restrict our ability to repurchase the 2025 Notes for cash or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes, to the extent that on the date of such repurchase, repayment or conversion, as the case may be, we do not meet certain financial criteria set forth in the Credit Facilities.
Any of our future indebtedness may contain similar restrictions. Our failure to repurchase the 2025 Notes at a time when the repurchase is required by the indentures (whether upon a fundamental change or otherwise under the indentures) or pay cash payable on future conversions of the 2025 Notes as required by the indentures would constitute a default under the indentures. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness, including our Credit Facilities. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, repurchase the 2025 Notes or make cash payments upon conversions thereof.
Our credit agreements impose restrictions on us that may adversely affect our ability to operate our business.
Both the 2025 Term Loan and the 2021 Credit Facility contain restrictive covenants relating to our capital raising activities and other financial and operational matters which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions, or otherwise impact our liquidity. Specifically, the 2025 Term Loan contains financial covenants that require us to maintain minimum liquidity, EBITDA, and asset coverage ratio. Our ability to comply with any particular financial covenant under the 2025 Term Loan or the 2021 Credit Facility depends on many factors, some of which are beyond our control (including, but not limited to, tariffs and component cost increases), and could result in material adverse consequences that negatively impact our business. Failure to comply with any particular covenant could result in default. In addition, the 2025 Term Loan and the 2021 Credit Facility each contain a cross-default provision whereby a default under one agreement would result in default under the agreements covering other borrowings and vice versa. The occurrence of a default under any of these borrowing arrangements would permit the holders of the 2025 Notes or the lenders under the 2025 Term Loan and 2021 Credit Facility to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If the 2025 Note holders or the trustee under the indentures governing the 2025 Notes or the lenders under our credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings.
Conversion of the 2025 Notes will, to the extent we deliver shares upon conversion of such 2025 Notes, dilute the ownership interest of existing stockholders, including holders who had previously converted their 2025 Notes, or may otherwise depress our stock price or may adversely affect our financial condition.
The conversion of some or all of the remaining 2025 Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares upon conversion of any of the 2025 Notes. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the 2025 Notes may encourage short selling by market participants because the conversion of the 2025 Notes could be used to satisfy short positions, or anticipated conversion of the 2025 Notes into shares of our Class A common stock could depress our stock price.

In the event the conditional conversion feature of the 2025 Notes is triggered, holders of the 2025 Notes will be entitled to convert the 2025 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2025 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than cash in lieu of any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.
The accounting method for convertible debt securities that may be settled in cash, such as the 2025 Notes, may have a material effect on our reported financial results.
Under current GAAP, effective January 1, 2022, the treasury stock method for convertible instruments has been eliminated and instead, the application of the “if-converted” method is required for the determination of diluted net income (loss) per share on a GAAP and non-GAAP basis. Under the if-converted method, diluted net income (loss) per share for GAAP and non-GAAP would generally be calculated assuming that all of the 2025 Notes were converted solely into shares of Class A common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which would negatively affect diluted net income (loss) per share. The impact from the “if converted” method added approximately 10 million shares to the diluted share count after the partial repurchase of the 2025 Notes in November 2023. Under the if-converted method, some of the incremental dilution is offset as we are able to add back the after tax effected interest expense from the 2025 Notes to the extent the result would not be anti-dilutive.
Exercise of our outstanding warrants will likely dilute the ownership interest of our existing stockholders or may otherwise depress the price of our common stock.
Exercise of our outstanding warrants will likely dilute the ownership interest of our existing stockholders. In the future, we may issue additional securities to raise capital. We may also acquire interests in other companies by using a combination of cash and our Common Stock or just our Common Stock. Any of these events may dilute a stockholder’s ownership interest in GoPro and have an adverse impact on the price of our Common Stock.
On August 4, 2025, and as amended in November 2025, in connection with entry into our second lien credit agreement (2025 Term Loan), we issued and sold warrants to purchase up to 11,076,968 shares of our Class A common stock, par value $0.0001 per share. The warrants are immediately exercisable, in whole or in part, at an exercise price of $0.75 per share (either through cash or cashless settlement) and may be exercised at any time until the ten-year anniversary of the issuance date.
Any sales in the public market of the shares of Class A common stock issuable upon such exercise of such warrants, or the anticipation of such exercises and sales, could adversely affect the prevailing market prices of our Class A common stock. Additionally, the existence of such warrants may encourage short selling by market participants because the exercise of such warrants could be used to satisfy short positions, or because the anticipated exercise of such warrants for shares of Class A common stock could depress the price of our Class A common stock. These warrants, if exercised, would dilute the ownership interests of our existing stockholders in future periods.
General Risk Factors
Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business, and such tax rates and tax benefits may change in the future.
We are subject to income taxes in the United States and various jurisdictions outside the United States. Our effective tax rate could be adversely affected by changes in, or our interpretation of, tax law changes and related new or revised guidance and regulations, changes in our geographical earnings mix, unfavorable government reviews of our tax returns, material differences between our forecasted and actual annual effective tax rates, or by evolving enforcement practices.
We are subject to the examination of our income tax returns by the United States Internal Revenue Service and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and other taxes and have reserved for adjustments that may result from the current examinations. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our income tax provisions and accruals. In such case, our income tax provision and cash flows in the period or periods in which that determination is made could be negatively affected.
We may grow our business in part through acquisitions, joint ventures, investments, and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.
We have completed several acquisitions in the past, and in February 2024 we acquired Forcite Helmet Systems, an Australian-based company that offers tech-enabled helmets. We may evaluate additional acquisitions, partnerships, or joint ventures with, or strategic investments in, other companies, products or technologies that we believe are complementary to our business. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party or government approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close, and even if they close, we can make no assurances that our integration of any such acquired company will be successful.
Our aspirations and disclosures related to broader social and ethical initiatives, as well as increased scrutiny and expectations from investors and others regarding non-financial performance factors, could result in additional costs and/or risks, which may adversely affect our business, financial condition, results of operations, reputation, and stock price performance.
Some investors may use non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our related policies and actions are inadequate. The investor demand for measurement of non-financial performance is addressed by third-party providers of assessments and ratings on companies. The criteria by which our practices are assessed may change due to the constant evolution of the landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors and other stakeholders may conclude that our related policies and/or actions are inadequate. There have also been increasing allegations of misleading claims against companies making significant non-financial commitments due to a variety of perceived deficiencies in performance. As stakeholder perceptions of these matters continue to evolve, we may face reputational damage and potential stakeholder engagement and/or litigation in the event that we do not meet the standards set by various constituencies. In addition, there exists certain opposition among some individuals and government departments to use non-financial performance factors, and we may also face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding our initiatives.
In June 2024, we published a summary highlighting our ongoing efforts to reduce our Scope 1 and Scope 2 carbon emissions in our U.S. locations and our commitment to legal and ethical business practices. These statements are not guarantees that we will be able to achieve them. Our ability to achieve any objectives is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of renewable energy sources, evolving consumer protection and other regulatory laws applicable to these matters, and the availability of funds to invest in related initiatives in times where we are seeking to reduce costs. As a result, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope, target, and timelines of previously announced initiatives or goals. If we fail to satisfy the expectations of investors, regulators, customers, employees, and other stakeholders, if our initiatives are not executed as planned, or if we fail to implement sufficient oversight or accurately capture and disclose related matters, our reputation and business, operating results, and financial condition could be adversely impacted.
Catastrophic events or political instability could disrupt and cause harm to our business.
Our headquarters are located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, threat of fire, act of terrorism, public health issues or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed. Our key manufacturing, supply and distribution partners have global operations in, among other countries, China, Thailand, Hong Kong, Japan, Netherlands, Taiwan, and the United States. Political instability, global conflicts, public health issues, crises, pandemics, or other catastrophic events in any of those countries, including as a result of climate change, could adversely affect our business in the future, our financial condition and operating results.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities
Unregistered Sales of Equity Securities and Use of Proceeds
None.
Issuer Purchases of Equity Securities
As of September 30, 2025, we have a remaining share repurchase authorization of $60.4 million under the current stock repurchase program authorized by our Board of Directors in January 2022 and February 2023. No shares of our Class A and Class B common stock were repurchased during the three months ended September 30, 2025.

Item 3. Defaults upon Senior Securities
None.

Item 4. Mine Safety Disclosures
Not applicable.

Item 5. Other Information
Trading Plans of Directors and Executive Officers
The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards.
Set forth below is certain information regarding “Rule 10b5-1 trading arrangements” (Rule 10b5-1 trading plans) or a “non-Rule 10b5-1 trading arrangements” (non-Rule 10b5-1 trading plans), each as defined in Regulation S-K Item 408, adopted by our directors and officers (as defined in Rule 16a-1(f)) during the third quarter of fiscal year 2025. The Rule 10b5-1 trading plans listed below are each intended to satisfy the affirmative defense of Rule 10b5-1(c).

Name	Title	Date Plan was Adopted	Expiration Date	Total Amount of Class A Common Stock to be Sold Under the Plan	Total Amount of Class B Common Stock to be Sold Under the Plan	Total Amount of Class A & B Common Stock to be Sold Under the Plan
Jason Stephen	Vice President, General Counsel & Corporate Secretary	8/19/2025(1)	8/19/2026	123,756	—	123,756(2)

(1)    On August 19, 2025, Jason Stephen, our Vice President, General Counsel & Corporate Secretary, entered into a Rule 10b5-1 trading plan (the "Stephen 2025 Plan") which was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act.
(2)    The Stephen 2025 Plan provides for the sale of up to a maximum of 123,756 shares of Class A common stock comprised of shares acquired upon the vesting of restricted stock units and performance-based restricted stock units, previously vested restricted stock units, and previous purchases under the Company's Employee Stock Purchase Plan. During the term of the Stephen 2025 Plan, all vested shares received pursuant to equity awards granted to Mr. Stephen will exclude any shares withheld by the Company to satisfy its income tax withholding and remittance obligations in connection with the net settlement of the equity awards. Performance-based restricted stock units are subject to the satisfaction of certain performance criteria and have a payout range of 0% - 150%. Due to pricing conditions in the Stephen 2025 Plan and the vesting conditions of the awards, the number of shares actually sold under the Stephen 2025 Plan may be less than the maximum number of shares that can be sold, as noted in the table above. The Stephen 2025 Plan will expire on August 19, 2026, or earlier if all transactions under the Stephen 2025 Plan are completed.

On July 29, 2025, Nicholas Woodman, our Chief Executive Officer and Chairman, terminated a Rule 10b5-1 trading plan which was adopted on August 30, 2024 on behalf of The Woodman Family Trust U/A/D 03-11-2011 (WFT 2024 Plan) and intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act. As of the date of termination of this Rule 10b5-1 trading plan, the WFT Plan had sold no shares of Class A common stock under its terms.
No other officers or directors, as defined in Rule 16a-1(f), adopted, modified, or terminated a Rule 10b5-1 trading plan or a non-Rule 10b5-1 trading plan during the third quarter ended September 30, 2025.

Item 6. Exhibits
Exhibit Listing

Exhibit		Incorporated by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
4.1	Form of Common Stock Purchase Warrant dated August 4, 2025, by and among GoPro and Mateo Financing, LLC.	8-K	001-36514	4.1	August 04, 2025
10.1*	Credit Agreement dated August 4, 2025, by and among GoPro and Farallon Capital Management, L.L.C., on behalf of the lenders thereunder.	8-K	001-36514	10.1	August 04, 2025
10.2*	Amendment No. 2 to Credit Agreement dated August 4, 2025, by and among GoPro and Wells Fargo Bank, National Association, on behalf of the lenders thereunder.	8-K	001-36514	10.2	August 04, 2025
10.3	Warrant Agreement dated August 4, 2025, by and among GoPro and Mateo Financing, LLC.	8-K	001-36514	10.3	August 04, 2025
10.4	Amendment No. 1 to Credit Agreement dated November 5, 2025, by and among GoPro and Farallon Capital Management, L.L.C., on behalf of the lenders thereunder.	8-K	001-36514	10.2	November 06, 2025
10.5	Subscription Agreement dated November 5, 2025, by and between The Woodman Family Trust under Trust Agreement dated March 11, 2011 and GoPro, Inc.	8-K	001-36514	10.3	November 06, 2025
10.6	2025 Warrant Amendment dated November 5, 2025, by and among GoPro and Mateo Financing, LLC.	8-K	001-36514	10.5	November 06, 2025
31.01	Certification of Principal Executive Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
31.02	Certification of Principal Financial Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.					X
32.01‡	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase					X
104	Inline XBRL for the cover page of this Quarterly Report on Form 10-Q, included in the Exhibit 101 Inline XBRL Document Set					X
*    We have omitted the schedules or exhibits to this Exhibit in accordance with Regulation S-K Item 601(a)(5). A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon its request.
‡    As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Quarterly Report on Form 10-Q and are not deemed filed with the SEC and are not incorporated by reference in any filing of GoPro, Inc. under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated:	November 6, 2025	By: /s/ Nicholas Woodman
Nicholas Woodman Chief Executive Officer (Principal Executive Officer)

Dated:	November 6, 2025	By: /s/ Brian McGee
Brian McGee Chief Financial Officer and Chief Operating Officer (Principal Financial Officer)

Dated:	November 6, 2025	By: /s/ Charles Lafrades
Charles Lafrades Chief Accounting Officer (Principal Accounting Officer)